Form 10-K405, Exhibit 13
period 1997-02-01
RICHMAN GORDMAN 1/2 PRICE STORES INC
filed 1997-05-02
CIK 924120

          [RICHMAN GORDMAN LOGO]




                               RICHMAN GORDMAN
                            1/2 PRICE STORES, INC.






















                                 ANNUAL REPORT
                                FEBRUARY 1, 1997

CORPORATE PROFILE

Richman Gordman 1/2 Price Stores, Inc. ("the Company") operates a chain of 32 off-price department stores located in eight Midwestern states. The Company's stores trade under the name "1/2 Price Store" and its headquarters are in Omaha, Nebraska.

The 1/2 Price Store concept is to offer top quality, name brand merchandise at half of department and specialty store regular prices. The Company's sales are generated from eight merchandise categories: men's, women's, juniors and children's apparel, intimate apparel, footwear, women's accessories and home furnishings (which include bed and bath, housewares, luggage, rugs and giftware).

1/2 Price Stores is uniquely positioned vis-a-vis traditional department stores, discount chains and other off-price concepts, as it represents a synthesis of many of the best elements of all three formats. The quality, timeliness and composition of the merchandise of 1/2 Price Stores differentiates the Company from many other off-price retailers which frequently offer a high percentage of irregulars, overstocks, and out of season product. In addition, a typical 1/2 Price Store is two to four times larger than most off-price stores, averaging over 60,000 selling square feet, and therefore can offer a much broader assortment of merchandise.

The Company differentiates itself from discount stores in terms of the merchandise content, presentation, and mix. The Company's merchandise is predominantly comprised of department and specialty store brands not carried by discounters. Additionally, over 70% of the Company's sales are generated by apparel and apparel-related merchandise, while the strength of most discount stores is hardlines.

Each store is organized with clearly identifiable "shops" similar to a department store. A "racetrack" traffic aisle goes around the perimeter of the store, providing easy visual and physical access to all departments. A modern fixture and store design adds to the contemporary department store atmosphere, utilizing gap tables, open sell fixturing, and extensive lighting including neon.

The Company's origins date back to the early 1900's, when a Russian immigrant named Sam Richman began a small retail clothing business in 1915. In 1936, his son-in-law, Dan Gordman, joined him in the business, and Dan purchased Sam's interest in the business twelve years later. Dan's sons Jerry and Nelson joined him in the early 1960's, and together built the business into a 15 store chain of moderately priced department stores called Richman Gordman.

Dan Gordman started the 1/2 Price Store concept in 1972, expanding it into a 15 store chain by the early 1990s. In 1992 the Company underwent a reorganization, focusing exclusively on the 1/2 Price Store business.

The Company has been  publicly owned since 1993, but the Gordman family retains a majority interest in the Company and maintains an active role in its management. Dan Gordman's grandson, Jeff Gordman, was named President and Chief Executive Officer in 1996 and has been a member of the Board of Directors since 1993. Dan's sons, Nelson and Jerry, are also Directors of the Company.


TABLE OF CONTENTS
--------------------------------------------------
  To Our Shareholders . . . . . . . . . . .    1
  Products and Services . . . . . . . . . .    3
  Selected Financial Data . . . . . . . . .   13
  Management's Discussion
   and Analysis . . . . . . . . . . . . . .   14
  Financial Statements. . . . . . . . . . .   23
  Shareholder Information . . . . . . . . .   41
--------------------------------------------------

TO OUR SHAREHOLDERS:

Subsequent to the change in strategic direction and management last June, our Company has made significant progress in improving liquidity and operating performance. Despite generating an operating loss for fiscal 1996, we are very encouraged by the positive trend of comparable store sales, gross margin and inventory turnover that our Company achieved in the second half of the fiscal year and feel that we can build on this momentum through 1997.

The third and fourth quarters represent a significant turnaround in operating performance versus the first half:

- The Company's average liquidity, as defined by excess availability on the Company's line of credit, for the month of April, 1997 has improved by $3.7 million, or 70% compared to the same timeframe last year, which is primarily attributable to reduced inventories, and an enhanced loan agreement with our primary lender.
- Operating income for the second half of $2.7 million represents a significant improvement compared to $347,000 in the previous year.
- The gross margin percent improved 3.0 percentage points over last year for the second half, compared to being flat to last year for the first half, and for the fourth quarter it increased 3.2 percentage points.
- Average inventories in the fourth quarter were 12.7% under last year's levels, and ended the year 17.8% lower.

These positive trends were realized primarily due to the successful implementation of several strategic initiatives at the end of the first half of the year. These strategies addressed merchandising, marketing and stores. The core initiative was the intensification of recognizable department and speciality store name brands within our merchandise mix. The marketing initiatives focused on generating sales by communicating our selling proposition of value as defined by desirable name brands at half of department store prices, rather than by offering discounts off everyday prices. Store initiatives included the implementation of guidelines to improve the merchandise presentation as well as the visual appeal and organization of the store.

For fiscal year 1996, sales declined 4.6% from $206.5 million to $197.0 million. However, excluding 1995's 53rd week, the sales decrease would have been 3.8%. The gross margin percent was up strongly versus last year, at 34.5% versus 32.7%, which translated into a .6% increase in gross margin dollars.
The operating loss of $1.9 million was 2.8% smaller than the previous year. However, operating income would have been $1.4 million better than last year excluding non-recurring executive severance payments and prepaid compensation. Excluding this item, the operating loss would have been $544,000, or one fourth of the $2.0 million operating loss in the previous year.

In the first quarter of 1997 the Company initiated a strategic planning process, the cornerstone of which was the refinement of and focus on its mission:

"To exceed our Customers' expectations through an exciting shopping experience offering top quality name brands at 1/2 price."

The goals of the strategic planning process are threefold: To broaden the Company's customer base, to maximize sales from each customer, both new and existing, and to greatly increase the efficiency with which merchandise inventory is utilized. To achieve these goals, several actions are currently being pursued, including the identification of new but related businesses, the intensification of underdeveloped businesses and a database marketing strategy.

Several developments that occurred in recent months are noteworthy for their very positive impact on our financial condition:

1. Over the last several months, the Company negotiated amendments to the existing financing agreement with its primary lender, Congress Financial, which increased cash availability by approximately $6.0 million. The loan agreement was also extended by two years to October 1999, the size of the line of credit was increased from $25.0 million to $27.5 million, and the interest rate was reduced.

2. In January 1997, the Unsecured Creditors' Committee agreed to defer for up to one year the $1.9 million payment due for 1996 under the Joint Plan of Reorganization, even though the Company has sufficient cash available to make this payment. The deferral provides us with additional flexibility to continue to implement our new merchandising and marketing plan. The Company has paid Creditors over $21.0 million since its emergence from Chapter 11 in late 1993, and currently has less than $4.0 million in remaining payments.

3. Inventory turnover has improved dramatically. In the fourth quarter, average inventories were almost 15% less than last year. This was achieved by taking markdowns on a more timely basis and better correlating receipt flow to sales. As of April, 1997 average inventories are approximately 20% lower than last year.

Our Company's fiduciary responsibility is to maximize shareholder value. Competitive and sustained profitability will be the benchmark of our success. This objective can be achieved only if first we take care of our Associates, then give back to the Communities in which we operate, while always maintaining a laser focus on meeting the needs of our Customers. Thank you for your continued support.


/s/ Jeffrey J. Gordman
Jeffrey J. Gordman,
President and Chief
Executive Officer

                             PRODUCTS AND SERVICES

                                    OVERVIEW

        The 1/2 Price Stores is an off-price department store chain which operates 32 stores in eight States: Colorado, Illinois, Iowa, Kansas, Missouri, Nebraska, Oklahoma and South Dakota. The Company's mission is to exceed its customers' expectations through an exciting shopping experience offering top quality name brands at 1/2 price.


                                   FACILITIES

        The Company's physical facilities consist of a corporate headquarters building of 98,700 square feet which was completed in 1984, a Distribution Center of 267,000 square feet (excluding internal mezzanine space of 111,400 square feet), and 32 1/2 Price Stores averaging 80,000 gross square feet and 62,000 square feet of selling space. The Company owns 103,700 square feet of the Distribution Center. The other 163,300 square feet, composed of two additions to the Distribution Center, are leased from entities owned by members of the Gordman family. All other facilities are leased from third parties.
For Fiscal Year 1996, the 1/2 Price Stores rentals averaged approximately $4 per square foot, and the chain's average sales per square foot of selling space was $100. The stores are primarily located in strip shopping centers, and are open seven days each week from 9:00 a.m. to 9:30 p.m., with extended hours during the Christmas selling season. The following table reflects the number of stores by market/state:


STATE/MARKET         STORES                STATE/MARKET         STORES
------------         ------                ------------         ------
<Y>

COLORADO                                   IOWA
   Denver area         3                      Des Moines           3
                                              Sioux City           1
                                              Council Bluffs       1
                                              Waterloo             1
                                                                ----
                                                                   6

ILLINOIS                                   KANSAS
   Fairview Heights    1                      Kansas City area     2
                                              Topeka               1
                                              Lawrence             1
                                              Wichita              2
                                                                ----
                                                                   6

MISSOURI                                  NEBRASKA
   Kansas City area        3                 Omaha                 4
   Springfield             1                 Lincoln               1
   St. Louis area          2                 Fremont               1
                        ----                 Hastings              1
                           6                 Grand Island          1
                                                                ----
                                                                   8


OKLAHOMA                                  SOUTH DAKOTA
   Tulsa                   1                 Sioux Falls           1

                                  TOTAL  32
                                         ==


                        MARKET POSITION AND COMPETITION

     1/2 Price Stores is uniquely positioned in comparison to traditional department stores, discount chains and other off-price concepts, as it represents a synthesis of many of the best elements of all three formats. The quality, timeliness and composition of the merchandise of the 1/2 Price Stores differentiate them from many other off-price retailers which frequently offer a high percentage of irregulars, overstocks, and out of season products. In addition, a typical 1/2 Price Store is two to four times larger than most off-price stores, averaging over 60,000 selling square feet, and therefore can offer a much broader assortment of merchandise.

     The Company differentiates itself from discount stores in terms of the merchandise content, presentation and mix. The Company's merchandise is predominantly comprised of department and specialty store brands not carried by discounters. Additionally, over 70% of the Company's sales are generated by apparel and apparel-related merchandise, while the strength of most discount stores is hardlines. Each store is organized with clearly identifiable "shops" similar to a department store. A "racetrack" traffic aisle goes around the perimeter of the store, providing easy visual and physical access to all departments. A modern fixture and store design adds to the contemporary department store atmosphere, utilizing gap tables, open sell fixturing, and extensive lighting, including neon.

     Approximately 80% of the Company's merchandise mix is comprised of department store and specialty store brands, with the remainder comprised primarily of highly recognizable discount store brands. Approximately 70% of the stores' merchandise is sold at not more than one-half of department store prices.

     Consumer acceptance of the 1/2 Price Stores is demonstrated in the 1996 Omaha World-Herald Consumer Preference Survey, a survey conducted by the Omaha World-Herald, a local newspaper. In response to the questions, "At what one store has your household spent most for (children's, women's and men's clothing, and shoes) in the last three months?", the 1/2 Price Stores rank ahead of many national chains. Customers of the 1/2 Price Store are dual-income, home owning families in the middle income range. The median age of adults among this group of frequent customers is 40 and the median household income is $35,000. These compare with the medians of the total market of 41 years of age and $36,741.

     The 1/2 Price Stores compete, to some degree, against all other retail formats: traditional department stores such as Dillards, Younkers and Kohl's; national chains such as J.C. Penney and Sears; off-price concepts such as Marshalls and T. J. Maxx and discounters such as Target and Shopko. The following page reflects 1/2 Price Stores' competitors by market.

  STATE/CITY  1/2 PRICE STORE COMPETITORS BY MARKET
  ----------  -------------------------------------

  COLORADO
  Denver area K-Mart, Target, Wal-Mart, Mervyn's, Sears, Ross, Marshall's, T.J.
              Maxx, JC Penney, Foley's, Joslins, Burlington Coat, Montgomery
              Ward, Stein Mart, Dillards, Nordstrom, Super K-Mart and Super
              Wal-Mart

  IOWA
  Des Moines  Burlington Coat, JC Penney, K-Mart, Kohl's, Montgomery Ward,
              Sears, Target, T.J. Maxx, Venture, Von Maur, Wal-Mart and Younkers

  Sioux City  JC Penney, K-Mart, Sears, Shopko, Target, Wal-Mart, Younkers and
              T.J. Maxx

  Waterloo    Herberger's, JC Penney, K-Mart, Sears, Target, Venture, Von Maur,
              Wal-Mart and Younkers

  ILLINOIS
  Fairview    Dillards, Famous Barr, Grandpa's, JC Penney,
   Heights    K-Mart, Sears, Target, Venture, Wal-Mart, T.J. Maxx, Burlington
              Coat and Value City

  KANSAS
  Topeka      Dillards, JC Penney, Jones Store, K-Mart, Montgomery Ward, Sears,
              Target, T.J. Maxx, Venture, Wal-Mart, Kohl's and Stein Mart

  Lawrence    JC Penney, K-Mart, Outlet Malls, Wal-Mart, Weavers and Super
              Target

  Wichita     Burlington Coat, Dillards, JC Penney, K-Mart, Montgomery Ward,
              Sears, Target, T.J. Maxx, Venture, Wal-Mart and Kohl's

  MISSOURI
  Kansas City Burlington Coat, Dillards, Halls, JC Penney, Jones Store, K-Mart,
   area       Marshall's, Montgomery Ward, Sears, Stein Mart, T.J. Maxx,
              Venture, Wal-Mart, Kohl's, Jacobsons and Target


Springfield        Dillards, Famous Barr, JC Penney, K-Mart, Montgomery Ward,
                   Sears, T.J. Maxx, Venture, Wal-Mart, Target and Kohl's

St. Louis area     Famous Barr, Dillards, JC Penney, Sears, K-Mart, Venture,
                   Target, Wal-Mart, Grandpa's, T.J. Maxx, Marshalls and
                   Burlington Coat, Value City and Outlet Mall

NEBRASKA
Omaha/Council
 Bluffs Burlington Coat, Dillards, JC Penney, K-Mart, Marshall's, Montgomery Ward, Outlet Mall, Sears, Shopko, Target, T.J. Maxx, Wal-Mart, Younkers, Von Maur and Kohl's

Lincoln Dillards, JC Penney, K-Mart, Montgomery Ward, Sears, Shopko, Target, T.J. Maxx, Wal-Mart, Younkers, Stein Mart and Kohl's

Fremont            Alco, JC Penney, Schweser's and Wal-Mart

Hastings           Herberger's, K-Mart, Allen's, Shopko and Wal-Mart

Grand Island       Dillards, JC Penney, K-Mart, Schweser's, Sears, Shopko,
                   Wal-Mart, Younkers and Target

OKLAHOMA
Tulsa Anthonys, Dillards, Foley's, K-Mart, JC Penney, Marshalls, Mervyn's, Sears, Target, Venture, Wal-Mart, Beall's, Burlington Coat, T.J. Maxx, Stein Mart

SOUTH DAKOTA
Sioux Falls        Dayton's, JC Penney, K-Mart, Kohl's, Sears, Shopko, Target,
                   T.J. Maxx, Wal-Mart and Younkers


                                MERCHANDISING

     The Company's mission revolves around a differentiated selling proposition of value, comprised of three critical elements:

   1.   QUALITY -- defined as instantly recognizable name brands;

   2. PRICE -- one-half of department and specialty store regular prices, every day; and

  3. SHOPPING EXPERIENCE -- a store that is visually appealing, is well organized, and that has strong clarity of offer.

Maintaining a high percentage of recognizable department/specialty store brands in all product categories is the number one critical success factor to driving the business as well as maintaining the integrity of the mission. A brands intensification effort resulted in the addition or intensification of over 50 new name brands to the merchandise mix in 1996, replacing less meaningful brands. The Company's effort to both upgrade and expand the breadth of trusted name brands is ongoing.

The Company is able to execute its mission of offering top quality name brands at 1/2 price through opportunistic buying strategies, wherein the Company's buyers go directly to the manufacturer and purchase:

-    Current, in line merchandise;

-    Factory overstock and/or overruns;

-    Close-outs;

-    Small quantities;

- Pack and holds (seasonal merchandise purchased at end of season and held until the season recurs);

- Special cutting from unused piece goods (manufacturer's overstock of raw materials that manufacturer is to use in production of goods to order, such as blouses and trousers);

-    Orders canceled by other stores.

The following tables give examples of the national brands featured in each merchandise division:

                                                           WOMENS
      SHOES               MENS           CHILDRENS         ACCESSORIES
     ------------------  --------------  ----------------  ----------------
     Converse            Guess           Izod              Liz Claiborne
     Adidas              Calvin Klein    Calvin Klein      Monet
     L.A. Gear           Izod            Buster Brown      Anne Klein II
     Reebok              Bugle Boy       Hanes             Aris-Isotoner
     Keds                Nike            Bugle Boy         Guess
     Bass                Robert Stock    Levis             Christian Dior
     Fila                Chaps           Lee Rider         Totes
     Sporto              Arrow           Pacific Trail     Trifari
     Nunn Bush           Bill Blass      Osh Kosh          Elizabeth Arden
     Naturalizer         Union Bay       Mickey and Co.    Esprit
     Connie              Pacific Trail   Weebok            Hanes
     Lifestride          Baxter          My Michelle


      MISSES              JUNIORS        INTIMATE APPAREL  HOME FURNISHINGS
     ------------------  --------------  ----------------  ----------------

     Sag Harbor          Calvin Klein    Playtex           Samsonite
     Leslie Fay          Union Bay       Olga              Rubbermaid
     Erika Classics      Esprit          Lily of France    Mikasa
     Counterparts        Guess           Vanity Fair       Springs
     Fritzi              E.B.G.B.        Maidenform        Anchor-Hocking
     Bill Blass          Wrappers        Christian Dior    Fieldcrest
     Bugle Boy           Mickey and Co.  Warner's          Mattel (Barbie)
     Gloria              My Michelle     Bali              Hasbro
      Vanderbilt         All That Jazz   Jockey            Burlington
     Donnkenny                           Joe Boxer         Dan River
     Fundamental Things                  Hanes             Fisher Price
     Pacific Trail                       Ekco              Cannon
                                         Pepe              Pfaltzgraff
                                         Jones New York    Playskool


     The 1/2 Price Stores have eight merchandise divisions with apparel representing the largest portion of the business. Apparel and shoes generated approximately 61.3% of the Company's 1996 sales. The Home Furnishings division includes bed and bath, housewares for the kitchen, luggage, rugs, picture frames, crystal, silver and framed art. The following table reflects the percentage mix of business by merchandise division for Fiscal Year 1996:

                        MERCHANDISE DIVISION  1996
                        --------------------  ----

                        Shoes                  7.9%
                        Mens                  17.5
                        Childrens             10.2
                        Womens Accessories    11.2
                        Misses                15.0
                        Juniors                7.8
                        Intimate Apparel       2.9
                        Home Furnishings      27.5
                                              ----

                          Total              100.0%
                                             =====


                                   EXPANSION

     In 1995, the Company opened four new stores in Lakewood and Thornton (both in the Denver area), Colorado; Bridgeton (in the St. Louis area), Missouri; and Des Moines, Iowa. In March, 1996, the Company opened one new store in St. Charles (in the St. Louis area), Missouri.

     The Company has no plans to open new stores in fiscal 1997. However, starting in the second half of 1998, subject to a number of factors, including available financial resources, the Company intends to expand into contiguous markets within a 500-mile radius of the headquarters and Distribution Center in Omaha. By doing so, it can better leverage advertising, purchasing and transportation costs to achieve greater economies of scale, particularly in markets such as St. Louis and Denver.

     Areas currently targeted for new stores include: Denver, Colorado; St. Louis, Missouri; Fayetteville, Arkansas; and Oklahoma City and Tulsa, Oklahoma. There can be no assurance that the Company will be successful in opening any or all of these additional stores.

                                   SUPPLIERS

     The total number of suppliers is approximately 1,500. The ten largest suppliers, based on Fiscal Year 1996 purchases are Reebok, Rubbermaid, Z Cavaricci, Gibson Greeting Cards, ACI, Bugle Boy, Converse, Fieldcrest, Miss Erika and Enesco. As a group, these suppliers accounted for approximately 9.7% of total goods purchased by the 1/2 Price Stores in Fiscal Year 1996, although none individually accounted for more than 1.3%.

     At the present time the majority of the Company's regular suppliers are extending terms. During 1996 approximately 33% of the Company's merchandise purchases had to be prepaid primarily from those vendors that factor their invoices because the factor would not extend normal credit terms to the Company. Management believes that if its operating plans are met, the percentage of prepayments will not increase throughout fiscal 1997, and considers its supplier relations to be excellent.

                                  DISTRIBUTION

     The Company is served by a 267,000 square-foot Distribution Center located in Omaha (excluding internal mezzanine space of 111,400 square feet). In addition, the Company owns land adjacent to the Distribution Center which could provide for an additional 76,000 square feet of high cubic storage. Management believes that the current storage and processing capacity of the Center can support at least forty stores.

     In 1992 and 1993 Garr & Associates (warehouse consultants) were engaged to work with Distribution Center management to review and make recommendations regarding the Distribution Center operations. One of the results of that study was that based on anticipated volume and known production levels, the Distribution Center could support at least forty stores.

     Virtually all of the 1/2 Price Stores' inventory purchases flow through the Distribution Center, with only seasonal candy and greeting cards shipped directly to the stores. Distribution Center personnel receive and ticket all merchandise, perform warehousing and order picking functions, and make deliveries to all stores. The Distribution Center has automated materials handling systems and on-line information systems.

     The Distribution Center processed approximately 28.5 million pieces in Fiscal Year 1996. Merchandise is processed through the Distribution Center in an average of 4.3 working days, and is subsequently delivered to the stores two to three times per week, depending on the current activity and volume of the stores. Deliveries to stores are made with a combination of the Company's fleet of leased tractors and owned trailers as well as contracted carriers.

                         MANAGEMENT INFORMATION SYSTEMS

     Recognizing the value of advanced systems as a competitive tool, Company management has been a strong advocate of management information system development. The Company has previously upgraded its data processing equipment on a consistent basis in accordance with substantial information system planning.

     Having replaced former batch systems with the latest generation of efficient, on-line, fully integrated database systems, the Company has available to it all application programs found in any well-managed major retail company. In a great number of these applications, data can be accessed on-line at any of over 200 terminals throughout the Company's stores, corporate offices and the Distribution Center. MIS provides the Company with sophisticated on-line merchandise and executive information systems, as well as an array of merchandise, financial, inventory and other reports. Management is determined to make critical information available to anyone requiring it, yet at the same time to discipline the Company so as not to produce unnecessary volumes of printed reports.

     Since 1974, the Company has been 100% electronic point of sale (POS) installed and uses IBM terminals. The Company currently operates on an IBM 9672-R12 CMOS mainframe. Additionally, local area networks (LANs) are set up to off-load non-critical processing from the mainframe. Personal desktop and notebook computers support users of information with graphical user interfaces and various "client-server" protocols. Also, a wide area network (WAN) capability is in the final phases of chain-wide implementation using frame relay protocols.

                                  ADVERTISING

     Total advertising expense for the 1/2 Price Stores was approximately $9.0 million in Fiscal Year 1996.

     The advertising strategy is to broaden the Company's customer base while clearly positioning the concept of offering the best value -- everyday. With the customer as the focus, the Company plans to implement this strategy by:

- Educating customers on ways they can save at the 1/2 Price Stores and "shop smart."

-    Utilizing a combination of "Seasonal Events" and "Special
     Merchandise-Focused Events" to develop store traffic and increase sales.

-    Using a media mix to broaden the customer base.

     Each advertising vehicle (preprints, newspapers, direct mail and television) has specific strengths which together create an effective marketing plan. Preprints and direct mail are merchandise focused and designed to drive traffic for a four to five day period. They also serve as a catalog to showcase the depth and breadth of merchandise available in the various departments. Newspaper ads are merchandise and event focused. They are designed to generate an incremental lift in sales for two to three days and to extend the print reach of the customer base. Television ads are designed to clearly position the stores in the marketplace while helping to drive traffic. Because of its wide reach, television will also help broaden the customer base.
     An outside agency is utilized for executing the broadcast media activity. The Company's eleven-person advertising department is responsible for all other creative and marketing services, including the design, development and production of all print-related activity, which includes newspaper ads, newspaper inserts (preprints), direct mail and in-store signing. The department's in-house capabilities include creative concept and design, copywriting, photography, typesetting, key lining, final composition, marketing research and print media buying.

     Total advertising expense for the 1/2 Price Stores was approximately $9.3 million in fiscal year 1996 or 4.75% of sales. Of the Company's Fiscal Year 1996 advertising expense, 74% was allocated to high frequency print, with the balance allocated to broadcast.

                            MANAGEMENT AND EMPLOYEES

     The Company has experienced excellent relations with its employees through its history, has no unions or collective bargaining agreements and has experienced no work stoppages at any time. The Company currently employs approximately 900 full-time and 1,500 part-time associates. The Company offers to its employees a wide range of benefits which are competitive with those offered by other major retailers. For all management and full-time hourly personnel, the Company funds a major portion of the insurance program, which includes health insurance and major medical, dental assistance, and life insurance, as well as short and long-term disability. Various performance incentives and a 401(k) Plan are also provided to all employees.

                 [Remainder of page intentionally left blank].

SELECTED FINANCIAL DATA

The following table contains certain selected financial data for the Company for each of the last five Fiscal Years through February 1, 1997, and should be read in conjunction with the consolidated financial statements, including the related notes thereto, included elsewhere in this document and with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                                                                        FISCAL YEARS ENDED
                                        -----------------------------------------------------------------------------------
                                        FEBRUARY 1,       JANUARY 28,       JANUARY 29,       JANUARY 30,       FEBRUARY 1,
                                           1997              1996              1995              1994              1993
                                        -----------       -----------       -----------       -----------       -----------
                                                   (in thousands, except per share and selected operating data)
Income Statement Data:
---------------------

Net Sales                                $197,024          $206,520          $191,148          $167,638          $212,709(3)
Cost of Sales                             129,001           138,916           123,028           109,462           145,478
                                         --------          --------          --------          --------          --------
Gross Profit                               68,023            67,604            68,120            58,176            67,231
Operating & Administrative Expenses        69,967            69,605            62,769            54,067            77,289
                                         --------          --------          --------          --------          --------
Income (loss) from Operations              (1,944)           (2,001)            5,351             4,109           (10,058)
Interest Expense Net                        3,608             3,774             3,597             2,415             3,064

(Gain) loss on  Life Insurance Benefits         -                 -               335              (678)                -
                                         --------          --------          --------          --------          --------
Income (Loss) Before  Reorganization
 Item, Provision for Income Taxes
 and Extraordinary Item                    (5,552)           (5,775)            1,419             2,372           (13,122)
Reorganization  Items                           -                 -                 -             1,705            12,809
Provision for Income Taxes                      -                 -                 -                 -             1,709
                                         --------          --------          --------          --------          --------

Income (Loss)  Before Extra-
 ordinary Item                             (5,552)           (5,775)            1,419               667           (27,640)

Extraordinary  Item - Gain on
 Debt Forgiveness                           2,123             6,550                 -            15,200                 -
                                         --------          --------          --------          --------          --------

Net Income (Loss)                         $(3,429)             $775            $1,419           $15,867          $(27,640)
                                         ========          ========          ========          ========          ========

Average Common Shares
 Outstanding(1)                            28,290            30,000            30,000            30,000                 -

Income(loss)  per common share:
Income(loss)  before
 Extraordinary item                         $(.20)            $(.19)             $.05              $.02
Extraordinary item                            .08               .22                 -               .51
                                         --------          --------          --------          --------
Net Income(loss) per common share           $(.12)             $.03              $.05              $.53
                                         ========          ========          ========          ========

Dividends paid on  Common Stock                 -                 -                 -                 -                 -

Selected Operating Data:
-----------------------

Stores Open at  End of Period                  32                31                27                23                24
Average Sales Per Square Foot
 of Selling Space                            $101              $114              $123              $124              $128
Average Sales Per Store ($000's)           $6,201            $7,079            $7,570            $7,649            $8,103
Change in Comparable
 Store Sales(2)                             (10.4)%            (5.5)%            (4.8)%             1.6%             (4.4)%

Balance Sheet Data:
------------------
(end of period)

Working Capital                              $845            $7,119           $11,271           $20,052           $42,356(3)
Total Assets                               42,849            52,009            57,861            57,846            73,074
Long Term Debt                                  -             4,592             7,763            17,086
Capital Lease
 Obligations                                9,259            10,594            11,824            13,022                 -
Stockholder's
 Equity                                     5,886             9,398             8,417             6,793           (12,383)(3)

(1) Average common shares outstanding, based on the Restated Certificate of Incorporation filed in Fiscal Year 1993, assumes that the 26,400,000 shares issued to the unsecured creditors and the former preferred shareholder, as well as the 3,600,000 shares issued and to be issued to certain members of management or to the unsecured creditors during the term of the Plan, less treasury stock purchases, were outstanding for all of Fiscal Years 1993, 1994, 1995 and 1996. At February 1, 1997, 540,000 of such shares had not been issued.

(2) Comparable store sales refer to 1/2 Price Stores open at least one full year in each comparable period or stores converted from a Richman Gordman Department Store in the same market area. Comparable store sales exclude the effect of Richman Gordman Department Stores converted to 1/2 Price Stores in market areas which previously had no 1/2 Price Stores, until open for a full year in each comparable period. The Richman Gordman Department Store sales are excluded for all years presented.

(3) During Fiscal Year 1992, the Company filed Chapter 11 bankruptcy. Please see Note F to the Financial Statements for a discussion of the liabilities classified as long-term as a result of the bankruptcy. These factors affect the comparability of the information presented.


MANAGEMENT'S DISCUSSION AND ANALYSIS
 OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS


                             RESULTS OF OPERATIONS

     The following table sets forth for the years indicated summary information from the Company's Statements of Operations expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior period.


                                                                                                         PERCENTAGE
                                                                                                     INCREASE (DECREASE)
                                          PERCENTAGE OF SALES                                     -------------------------
                                             FISCAL YEARS                                          FROM            FROM
                                  ----------------------------------                               1995 TO         1994 TO
                                   1996          1995          1994                                1996            1995
                                   ----          ----          ----                                -------         -------
Net Sales                          100.0%        100.0%        100.0%                               (4.6)%            8.0%
Cost of Sales                       65.5          67.3          64.4                                (7.1)            12.9
                                    ----          ----          ----                                -----            ----
Gross Profit                        34.5          32.7          35.6                                 0.1             (0.8)

Operating &  Administrative
 Expenses                           35.5          33.7          32.8                                 0.5             10.9
                                    ----          ----          ----                                 ---             ----
Income from Operations              (1.0)         (1.0)          2.8                                 2.8           (137.4)
Interest Expense- Net                1.8           1.8           1.9                                (0.4)             4.9
Loss on  Life Insurance Benefits       -             -           0.2                                   -                -
                                    ----          ----          ----                                 ---             ----
Income (Loss)  Before
 Provision for  Income Taxes
 and Extraordinary Item             (2.8)         (2.8)          0.7                                 0.4                -
Provision for  Income Taxes            -             -             -                                   -                -
                                    ----          ----          ----                                 ---             ----

Income (Loss)  Before Extra-
 ordinary Item                      (2.8)         (2.8)          0.7                                 0.4                -
Extraordinary  Item-Gain on
 Debt Forgiveness                    1.1           3.2             -                              ( 67.6)               -
                                    ----          ----          ----                              -------            ----

Net Income                          (1.7)%          .4%          0.7%                             (542.3)%           (454)%
                                    ======        =====         =====                             ========          =======


                           FISCAL YEAR 1996 COMPARED
                              TO FISCAL YEAR 1995

     While 1996 was a difficult year for the Company, during which it experienced a sales shortfall and a small improvement in its loss from operations compared to 1995, the positive trend in operating performance in the second half versus the first half, as compared to the respective prior year periods, is very encouraging. Specifically, operating income for the second half of $2.7 million was a significant improvement compared to $347,000 in the previous year, while the operating loss for the first half was twice as large as in 1995. This turnaround is attributable, in part, to a refocus on the Company's differentiated value offering that was the basis of its original success.

SALES

     Net sales in 1996 of $197.0 million decreased $9.5 million, or 4.6%, versus net sales for 1995 of $206.5 million. However, excluding 1995's 53rd week, the sales decrease would have been 3.8%. Comparable store sales decreased $19.2 million, or 10.4% to 1995. Sales have been impacted by a significant increase in competition in the Company's markets. Over the past three years (1994-1996) more than 15 million square feet of retail space have opened in the Company's markets, which roughly translates into $3.0 billion in annual retail sales, or fifteen times that of the Company. In addition, the riverboat casino industry has exploded over the same timeframe, which also has diverted billions of discretionary spending dollars away from retail in the U.S. The Christmas selling season in 1996 was five days shorter than the previous year, which also hurt sales. Sales were also negatively impacted by a shift in the Company's advertising strategy from driving business by offering discounts off every day prices to marketing desirable name brands at the Company's every day prices, which are substantially below department and specialty store regular prices. Finally, sales in the second half of fiscal 1996 were impacted by the annualization of the grand opening of four new stores in 1995.

     Notwithstanding the decline in comparable store sales on an annual basis during 1996, the rate of this decline moderated from the first half to the second half of the year by almost 5.0%. The Company attributes this improvement to a better selection of recognizable department and specialty store name brands, as well as a smoother flow of merchandise receipts.

GROSS PROFIT

     The 1996 gross margin percentage of 34.5% was up strongly versus 32.7% in 1995. This improvement translated into a slight increase of $418,000, or 0.6%, in gross margin to $68.0 million despite a 4.6% decrease in sales. The entire gross margin percentage improvement over the previous year occurred in the second half, which increased 3.0 percentage points to 34.5% compared to 31.5% in the second half of 1995. The gross margin percentage improvement was primarily attributable to a reduced level of markdowns compared to the previous year and a LIFO credit of $753,000 in 1996 versus a $371,000 LIFO provision last year. Markdowns were lower due to a combination of not discounting off regular prices as a vehicle to drive business, as discussed previously, in conjunction with improved inventory controls which resulted in fourth quarter average inventories almost 12.7% less than the previous year. The gross margin improvement was also due to a higher initial markup in the second half of 0.7 percentage points. The LIFO credit in 1996 was the result of reduced inventory levels which caused a liquidation of certain LIFO layers that were carried at costs which were lower than the costs of current purchases.

     These positive trends in gross margin profitability and comparable store sales in the second half were attributable in part to the implementation of a set of strategic initiatives that addressed merchandising, marketing and stores at the end of the first half of the year. The core initiative was the intensification of recognizable department and specialty store brands within the Company's merchandise mix. The marketing initiatives focused on generating sales by communicating the Company's selling proposition of value as defined by desirable name brands at half of department store prices, rather than by offering discounts off everyday low prices. Store initiatives included the implementation of standards to improve the merchandise presentation as well as the visual appeal and organization of the stores. As these strategic merchandising initiatives become fully implemented in future periods, management expects further improvements in operating results.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Operating and administrative expenses in 1996 were $70.0 million and $69.6 million in 1995, an increase of 0.5%. As a percentage of net sales, operating and administrative expenses were 35.5% and 33.7% in 1996 and 1995 respectively. The increase in operating and administrative expenses as a percentage of net sales was primarily the net result of payroll reductions, which were offset by an increase in advertising expense. However, the Company made severance payments of approximately $1.4 million during Fiscal Year 1996 in connection with the resignations of two of the Company's executive officers. Excluding these non-recurring expenses, operating and administrative expenses for Fiscal Year 1996 would have been 34.8% of net sales in Fiscal Year 1996, and would have represented a decrease of 1.5% versus 1995.

INCOME FROM OPERATIONS

     During Fiscal Year 1996, the Company incurred a net loss from operations of approximately $1.9 million versus a loss of $2.0 million in 1995, an improvement of 2.8%. Excluding the non-recurring severance expenses referenced above, the net loss from operations incurred in 1996 would have been $0.5 million, an improvement of approximately 72.8% compared to 1995. The Company's net income from operations during the second half of $2.7 million represents a major improvement compared to $347,000 for the same period in the previous year. Again, the Company attributes these favorable second half operating results in part to the strategic initiatives described previously, and anticipates that further operating improvements will be achieved in future periods as these plans become fully implemented.

INTEREST, TAXES AND EXTRAORDINARY ITEMS

     Interest expense decreased from $3.9 million in Fiscal Year 1995 to $3.6 million in Fiscal Year 1996, a decrease of $0.3 million. The decrease consists of an increase of $0.5 million in interest and costs resulting from increased borrowings on the Company's credit line, a decrease of $0.7 million in interest on the pre-petition debt to the Company's unsecured creditors due to principal payments and an decrease of $0.1 million of interest on capital leases.

     No income tax expense was recorded in Fiscal Years 1996 and 1995 due to the fact that a taxable loss was incurred, which increased the Company's net operating loss carryforward. Management believes that if the Company meets current operating plans, it will realize the benefit of these losses over the next several years.

     In Fiscal Years 1996 and 1995, the Company recorded extraordinary gains of $2.1 million and $6.5 million, respectively, as a result of revising the estimate of amounts to be paid to the Company's unsecured creditors. Recent operating results, coupled with the Company's revised projections for the balance of the Plan of Reorganization period (Fiscal Year 1997), indicate a lower level of payout to the unsecured creditors.

                           FISCAL YEAR 1995 COMPARED
                              TO FISCAL YEAR 1994

     Net sales in Fiscal Year 1995 increased $15.4 million, or 8.0% over Fiscal Year 1994 due to sales from four new stores opened subsequent to January 28, 1995, and sales from four stores opened in Fiscal Year 1994 that were open for a full year in Fiscal Year 1995. These stores produced increased sales of $24.3 million in Fiscal Year 1995. Comparable store sales decreased $8.9 million, or 5.5%, during Fiscal Year 1995 compared to Fiscal Year 1994. The decline in comparable store sales was a result of extremely weak retail market conditions, especially in apparel lines, coupled with additional retail outlets in the Company's markets.

     The weaknesses in apparel lines cited above have contributed to the weaknesses in comparable store sales, and have been noted by many other retailers nationally. These trends have persisted for the past two to three years and have particularly affected the Misses and Junior lines of womens clothing. The Company is uncertain how long this trend will continue.

     Comparable store sales have also been impacted by a significant increase in competition in the Company's markets. Over the past three years (1993-1995) over 11 million square feet of retail space have opened in the Company's markets. The Company reacted to this by allocating an additional $1.6 million to its advertising and marketing programs in order to heighten consumer awareness of the 1/2 Price Stores and protect its market share. The

Company is also increasing the number of special promotions and advertising events to stimulate sales.

     Gross profits decreased by $0.5 million in Fiscal Year 1995, or 0.8%, as compared to Fiscal Year 1994. As a percentage of net sales, gross profits were 32.7% of sales in Fiscal Year 1995 compared to 35.6% in Fiscal Year 1994, a decrease of 2.9%. This decrease was primarily due to a $9.0 million increase in markdowns in Fiscal Year 1995. In addition, a $0.4 million LIFO provision was required in Fiscal Year 1995 while no provision was required in Fiscal Year 1994.

     Operating and administrative expenses for Fiscal Year 1995 increased $6.8 million as compared to Fiscal Year 1994. As a percentage of net sales, operating and administrative expenses were 33.7% and 32.8% of net sales in Fiscal Years 1995 and 1994, respectively. Of the increase in operating and administrative expenses, $6.3 million represents costs associated with the non-comparable stores, including $4.7 million in non-comparable store operating costs, $1.9 million additional advertising costs and a $0.3 million decrease in pre-opening expenses. In addition, $0.3 million of additional Distribution Center expenses and $0.2 million in additional Corporate Headquarters costs were incurred.

     Interest expense increased from $3.8 million in Fiscal Year 1994 to $3.9 million in Fiscal Year 1995, an increase of $0.1 million. The increase consists of an increase of $0.5 million in interest and costs resulting from increased borrowings on the Company's credit line, a decrease of $0.3 million in interest on the pre-petition debt to the Company's unsecured creditors due to principal payments and a decrease of $0.1 million of interest on capital leases.

     No income tax expense was recorded in Fiscal Years 1995 and 1994 due to the fact that a taxable loss was incurred, which increased the Company's net operating loss carryforward. Management believes that if the Company meets current operating plans, it will realize the benefit of these losses over the next several years.

     In Fiscal Year 1995, the Company recorded an extraordinary gain of $6.5 million, a result of revising the estimate of amounts to be paid to the Company's unsecured creditors. Recent operating losses, coupled with the Company's revised projections for the balance of the Plan of Reorganization period (Fiscal Years 1996 and 1997), indicate a lower level of payout to the unsecured creditors.

                        LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity, as defined by line of credit borrowings and excess availability on the line, has strengthened considerably over the last several months as manifested by the following:

- The Company generated positive cash flow from operations of $3.2 million in 1996 compared to a negative $6.5 million in 1995.
- The Company's average borrowings for the first two months of Fiscal 1997 were $9,654,000, a decrease of 13.2% versus the same timeframe in the previous year.
- The Company's average excess borrowing capacity for the first two months of Fiscal 1997 was $8,297,000, an increase of 25.1% compared to the same period in 1996.

These results are primarily attributable to several developments that occurred in recent months:

     1. Over the last several months, the Company negotiated amendments to the existing financing agreement with its primary lender, Congress Financial, which increased cash availability by approximately $6.0 million. The loan agreement was also extended by two years to October 1999, and the size of the line of credit was increased from $25.0 million to $27.5 million, and the interest rate was reduced.

     2. In January 1997, the Unsecured Creditors' Committee agreed to defer for up to one year the $1.9 million payment due for 1996 under the Joint Plan of Reorganization, even though the Company has sufficient cash available to make this payment. The deferral provides us with additional flexibility to continue to implement our new merchandising and marketing plan. The Company has paid Creditors over $21.0 million since its emergence from Chapter 11 in late 1993, and currently has less than $4.0 million in remaining payments.

     3. Inventory turnover has improved dramatically. In the fourth quarter, average inventories were almost 15% less than last year. This was achieved by taking markdowns on a more timely basis and better correlating receipt flow to sales. As of the beginning of April 1997, merchandise inventories are 20.4% lower than last year.

     The Company's primary ongoing cash requirements are for inventory, capital expenditures and the minimum payments to the Company's creditors (pursuant to the Plan). The Company's primary sources of funds for its business activities are cash from operations and borrowings under its revolving credit facility with Congress Financial Corporation (Central). In addition, short term trade credit (normally for 30-day periods) represents a significant source of interim financing for merchandise inventories. During Fiscal Year 1996, approximately 33% of the Company's purchases, primarily from those vendors that factor their invoices, had to be prepaid because the factor would not extend normal credit terms to the Company. Management believes that if its operating plans are met, the percentage of prepayments will not increase throughout fiscal 1997. Management believes that it has adequate capacity under its revolving line of credit to fund such prepayments.

        During Fiscal Years 1996, 1995 and 1994, the Company's cash flow from operations was $3.2 million, $(6.5) million, and $10.5 million, respectively. Cash flow from operating activities was less in Fiscal Year 1995 than in Fiscal Years 1996 and 1994 primarily because of the loss from operations and a decrease in accounts payable. Cash flow in Fiscal Year 1996 was more than in Fiscal Year 1995 primarily as a result of a lower investment in inventory.

        The Company has a financing agreement with a financial institution which provides for revolving credit borrowings and letters of credit of up to $27.5 million (subject to a borrowing base limitation) with a maturity date in October, 1999. The rate of interest on borrowings is prime plus 1.00% payable monthly in arrears. A non-use fee of .5% per annum is payable monthly in arrears on the unused portion of the facility.

        The financing agreement contains certain restrictions, including limitations on annual cumulative capital expenditures and additional borrowing. The maximum cumulative capital expenditure covenant through Fiscal Year 1996 was $11.7 million, and the actual cumulative capital expenditures were $7.8 million.

        During Fiscal Year 1996, there were weighted average short-term borrowings of $14.1 million against the Company's lines of credit and peak short-term borrowings of $20.5 million. These borrowings compare with weighted average short-term borrowings against the Company's lines of credit of $8.9 million and $4.0 million, respectively, during Fiscal Years 1995 and 1994, and peak short-term borrowings of $19.6 million and $12.3 million, respectively, during Fiscal Years 1995 and 1994. At the end of Fiscal Year 1996, there were short-term borrowings of $7.3 million, and at the end of Fiscal Years 1995 and 1994 there were short-term borrowings $7.7 million and $0, respectively. At February 1, 1997, the Company had unused available borrowings of $8.4 million under the revolving line of credit.

        For Fiscal Years 1996, 1995 and 1994, capital expenditures were $.6 million, $2.8 million, and $3.2 million, respectively. The following table sets forth the major categories of capital expenditures for Fiscal Years 1996, 1995 and 1994:

                                       Total Capital Expenditures
                                             (in millions)
                                       --------------------------

                                              Fiscal Year
                                       --------------------------

                                        1996      1995      1994
                                        ----      ----      ----

New Stores                              $0.3      $2.6      $2.2

Existing Store Remodels,                 0.2         -       0.2
New Fixtures, General

Distribution Center                        -       0.1       0.3

Computer Operations                      0.1       0.1       0.5
                                        ----      ----      ----

TOTAL                                   $0.6      $2.8      $3.2
                                        ====      ====      ====



The Company plans to spend approximately $1.0 million for capital expenditures in Fiscal Year 1997, an amount within the Company's cumulative capital expenditure covenant under the Company's financing agreement. Of this amount, the Company has allocated approximately $0.5 million to the acquisition of leased property, with the balance for store maintenance and the acquisition of information technology.

        In January, 1997, the Creditors' Committee agreed to defer for up to one year the $1.9 million payment due for Fiscal Year 1996 under the Plan. For Fiscal Year 1995, the Company's cash position was such that previous cumulative payments of plan and excess cash balances were utilized to make the cumulative minimum payment. The cumulative minimum payment owed through Fiscal Year 1995 was $11.1 million. Prior payments by the Company of minimum, plan and excess cash balances were $9.8 million. Therefore, the minimum cash payment made by the Company for Fiscal Year 1995 was $1.3 million. In addition to the minimum payment, the creditors will receive $0.2 million of tax benefits. The Company is also required to make a minimum payment of $1.8 million to unsecured creditors for Fiscal Year 1997. Thus, the final minimum payment due Creditors following the end of Fiscal Year 1997 will be a total of $3.7 million.

        The Company had long term debt and obligations under capital leases of $9.3 million at February 1, 1997, and $15.1 million at February 3, 1996. The Company's ability to satisfy scheduled principal and interest payments under such obligations is dependent on its cash flow and existing credit facility.

        The Company recognizes that it has a high level of indebtedness, primarily under its revolving line of credit and capital leases. Management intends to continue the implementation of certain merchandising, marketing and stores initiatives which were introduced in the second half of Fiscal Year 1996, which they believe will expand upon the improvements in the Company's operations achieved during the second half of Fiscal Year 1996. Management believes its existing revolving credit agreement, which extends until October 1999, along with its planned cash flows from operations will provide adequate financing for inventory purchases and operations throughout Fiscal Year 1997.

        Management does not believe that its agreement to keep its property free of certain liens and not to make certain prohibited investments will adversely affect its liquidity or capital resources.


                           SEASONALITY AND INFLATION

        The Company's business is seasonal, with the back-to-school season (July and August) historically contributing approximately 17% of annual sales and the Christmas season (November and December) accounting for approximately 28% of annual sales. For quarterly financial data for Fiscal Years 1996 and 1995, please see Note L to the Financial Statements. Sales and income are also affected by the timing of new store openings. Although the Company's operations are influenced by general economic conditions and inflationary pressures, the Company does not believe that inflation has had a material effect on operations during the past 3-5 years.


               [Remainder of this page intentionally left blank]

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
 of Richman Gordman 1/2 Price Stores, Inc.
Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of Richman Gordman 1/2 Price Stores, Inc. and subsidiary as of February 1, 1997 and February 3, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Richman Gordman 1/2 Price Stores, Inc. and subsidiary as of February 1, 1997 and February 3, 1996 and the results of their operations and their cash flows for each of the three years in the period ended February 1, 1997 in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, on October 20, 1993 the Company emerged from Chapter 11 bankruptcy pursuant to a confirmed Plan of Reorganization. Under the Plan of Reorganization, the Company is required to comply with certain terms and conditions as more fully described in Note A.

[Signature]
DELOITTE & TOUCHE LLP

April 4, 1997

Omaha, Nebraska

RICHMAN GORDMAN 1/2 PRICE STORES, INC. AND SUBSIDIARY


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

ASSETS                                                                                      FEBRUARY 1,       FEBRUARY 3,
                                                                                               1997              1996
CURRENT ASSETS:
 Cash                                                                                      $   388,267       $   488,012
 Accounts receivable, less allowance for doubtful accounts of $587,150 and $392,948            782,312           928,792
 Merchandise inventories (Note C)                                                           25,314,919        30,786,359
 Prepaid expenses and other current assets                                                   1,883,490         2,145,237
                                                                                            ----------       -----------
    Total current assets                                                                    28,368,988        34,348,400

PROPERTY, BUILDINGS AND EQUIPMENT, net (Notes D and F)                                      14,267,207        16,681,855

OTHER ASSETS                                                                                   212,904           978,691
                                                                                            ----------       -----------
                                                                                           $42,849,099       $52,008,946
                                                                                           ===========       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Line of credit borrowings (Note F)                                                        $ 7,281,732       $ 7,690,923
 Accounts payable                                                                            7,038,664         7,953,024
 Accrued expenses (Note E)                                                                   5,145,863         5,118,000
 Taxes accrued and withheld                                                                  2,185,605         2,458,555
 Current portion of long-term debt (Note F)                                                  4,537,056         2,779,207
 Current maturities of capital lease obligations (Note G)                                    1,335,379         1,229,819
     Total current liabilities                                                             -----------       -----------
                                                                                            27,524,299        27,229,528

LONG-TERM DEBT, net of current portion (Note F)                                                      -         4,592,336

CAPITAL LEASE OBLIGATIONS, net of current portion (Note G)                                   9,258,949        10,594,328

OTHER LONG-TERM LIABILITIES                                                                    180,328           194,572

COMMITMENTS AND CONTINGENCIES (Notes G, H and J)

STOCKHOLDERS' EQUITY:
 Common stock (Note K):
  Series A common stock, $.01 par value; 19,800,000 shares authorized; 19,260,000
   and 17,640,000 shares issued in fiscal 1996 and 1995, respectively                          192,600           176,400
  Series B common stock, $.01 par value; 10,200,000 shares
   authorized, issued and outstanding in fiscal 1996 and 1995                                  102,000           102,000
 Paid-in capital                                                                             4,562,886         4,436,526
 Retained earnings (Note F)                                                                  1,253,757         4,683,256
 Less: Treasury stock, at cost, 2,565,000 shares                                              (225,720)                -
                                                                                           -----------       -----------
    Total stockholders' equity                                                               5,885,523         9,398,182
                                                                                           -----------       -----------
                                                                                           $42,849,099       $52,008,946
                                                                                           ===========       ===========

See notes to consolidated financial statements.

RICHMAN GORDMAN 1/2 PRICE STORES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------

                                                                                    YEARS ENDED
                                                            ----------------------------------------------------------
                                                             FEBRUARY 1,             FEBRUARY 3,           JANUARY 28,
                                                                1997                    1996                  1995
NET SALES                                                   $197,023,821           $206,520,255          $191,147,802

COST OF SALES                                                129,000,923            138,915,561           123,028,330
                                                            ------------           ------------          ------------
    Gross Profit                                              68,022,898             67,604,694            68,119,472
OPERATING AND ADMINISTRATIVE EXPENSES                         69,967,273             69,605,046            62,769,000
                                                            ------------           ------------          ------------
    Income (loss) from operations                             (1,944,375)            (2,000,352)            5,350,472
OTHER INCOME (EXPENSE):
 Interest expense                                             (3,609,314)            (3,904,015)           (3,821,199)
 Interest income                                                   1,094                129,592               224,620
 Loss on life insurance benefits (Note B)                              -                      -              (334,977)
                                                            ------------           ------------          ------------
                                                              (3,608,220)            (3,774,423)           (3,931,556)
                                                            ------------           ------------          ------------
INCOME (LOSS) BEFORE PROVISION FOR INCOME
  TAXES AND EXTRAORDINARY ITEM                                (5,552,595)            (5,774,775)            1,418,916
PROVISION FOR INCOME TAXES (Note H)                                    -                      -                     -
                                                            ------------           ------------          ------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                       (5,552,595)            (5,774,775)            1,418,916
EXTRAORDINARY ITEM - GAIN ON DEBT
  FOREGIVENESS (Notes A, F and H)                              2,123,096              6,550,230                     -
                                                            ------------           ------------          ------------
NET INCOME (LOSS)                                           $ (3,429,499)          $    775,455          $  1,418,916
                                                            ============           ============          ============
INCOME (LOSS) PER COMMON SHARE:
 Income (loss) before extraordinary item                    $      (0.20)          $      (0.19)         $       0.05
 Extraordinary item                                                 0.08                   0.22                     -
                                                            ------------           ------------          ------------
 Net income (loss) per common share                         $      (0.12)          $       0.03          $       0.05
                                                            ============           ============          ============
WEIGHTED AVERAGE SHARES OUTSTANDING                           28,290,000             30,000,000            30,000,000
                                                            ============           ============          ============

See notes to consolidated financial statements.

RICHMAN GORDMAN 1/2 PRICE STORES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------

                                                  COMMON STOCK
                                               -------------------     ADDITIONAL
                                    COMMON      SERIES      SERIES      PAID-IN       RETAINED       TREASURY
                                    STOCK         A           B         CAPITAL       EARNINGS        STOCK         TOTAL
BALANCE, January 29, 1994         $ 264,000   $      -    $      -    $4,039,950    $ 2,488,885    $       -     $6,792,835

Reissuance of 16,200,000 shares
 of predecessor owner's stock
  as Series A shares (Note K)      (162,000)   162,000           -             -              -            -              -

Reissuance of 10,200,000 shares
 of creditor stock as Series B
  shares (Note K)                  (102,000)         -     102,000             -              -            -              -

Issuance of 720,000 new Series
 A shares to executive officers
  under the Reorganization Plan           -      7,200           -       198,288              -            -        205,488

Net income                                -          -           -             -      1,418,916            -      1,418,916
                                  ---------   --------    --------    ----------    -----------    ---------     ----------
BALANCE, January 28, 1995                 -    169,200     102,000     4,238,238      3,907,801            -      8,417,239

Issuance of 720,000 new Series
 A shares to executive officers
  under the Reorganization Plan           -      7,200           -       198,288              -            -        205,488

Net income                                -          -           -             -        775,455            -        775,455
                                  ---------   --------    --------    ----------    -----------    ---------     ----------
BALANCE, February 3, 1996                 -    176,400     102,000     4,436,526      4,683,256            -      9,398,182

Purchase of Treasury Stock                -          -           -             -              -     (225,720)      (225,720)

Issuance of 1,620,000 new Series
 A shares to executive officers
  under the Reorganization Plan                 16,200           -       126,360              -            -        142,560

Net loss                                  -          -           -             -     (3,429,499)           -     (3,429,499)
                                  ---------   --------    --------    ----------    -----------    ---------     ----------
BALANCE, February 1, 1997         $       -   $192,600    $102,000    $4,562,886    $ 1,253,757    $(225,720)    $5,885,523
                                  =========   ========    ========    ==========    ===========    =========     ==========


See notes to consolidated financial statements.

RICHMAN GORDMAN 1/2 PRICE STORES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------

                                                                                   YEARS ENDED
                                                             ------------------------------------------------------
                                                                FEBRUARY 1,         FEBRUARY 3,         JANUARY 28,
                                                                  1997                 1996               1995
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash received from customers                                  $197,057,241        $206,470,621       $191,156,790
 Merchandise purchases                                         (124,451,337)       (140,696,491)      (119,521,493)
 Cash paid for operating and administrative expenses            (66,636,410)        (68,533,220)       (58,543,197)
 Interest paid on capital leases                                 (1,386,276)         (1,533,450)        (1,679,553)
 Interest paid on other debt obligations                         (1,432,321)         (2,230,590)        (1,939,492)
 Income tax refund received                                               -                   -          1,065,902
                                                               ------------        ------------       ------------
  Net cash provided by (used in) operating
   activities                                                     3,150,897          (6,523,130)        10,538,957
                                                               ------------        ------------       ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to property, buildings and equipment                    (592,326)         (2,820,309)        (3,215,711)
 Proceeds from sale of property                                     250,261                   -                  -
 Proceeds from life insurance policies                                    -                   -            879,619
 Other                                                                8,181               4,572            121,000
                                                               ------------        ------------       ------------
  Net cash used in investing activities                            (333,884)         (2,815,737)        (2,215,092)
                                                               ------------        ------------       ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net proceeds from line of credit borrowings                       (409,191)          7,690,923                  -
 Payments on obligations under capitalized leases                (1,229,819)         (1,206,320)        (1,090,540)
 Payments on secured term note                                     (778,426)           (804,000)        (1,695,497)
 Purchase of treasury stock                                        (225,720)                  -                  -
 Payments made under plan of reorganization                        (273,602)         (2,461,200)        (5,166,770)
                                                               ------------        ------------       ------------
   Net cash provided by (used in) in financing
    activities                                                   (2,916,758)          3,219,403         (7,952,807)
                                                               ------------        ------------       ------------

INCREASE (DECREASE) IN CASH                                         (99,745)         (6,119,464)           371,058

CASH, Beginning of year                                             488,012           6,607,476          6,236,418
                                                               ------------        ------------       ------------

CASH, End of year                                              $    388,267        $    488,012       $  6,607,476
                                                               ============        ============       ============

See notes to consolidated financial statements.

RICHMAN GORDMAN 1/2 PRICE STORES, INC. AND SUBSIDIARY

------------------------------------------------------------------------------

                                                                                            YEARS ENDED
                                                                       ---------------------------------------------
                                                                        FEBRUARY 1,      FEBRUARY 3,     JANUARY 28,
                                                                          1997              1996            1995
RECONCILIATION OF NET INCOME (LOSS) TO NET
 CASH PROVIDED BY (USED IN)  OPERATING
 ACTIVITIES:
  Net income (loss)                                                    $(3,429,499)     $   775,455       $ 1,418,916
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Extraordinary credit-gain on debt foregiveness                      (2,123,096)      (6,550,230)                -
    Depreciation and amortization                                        3,073,376        3,050,338         3,013,260
    LIFO (credit) provision                                               (753,229)         370,602            (8,478)
    Gain on sale of property                                              (166,029)               -                 -
  Net changes in assets and liabilities:
    Accounts receivable                                                    146,480          349,919            85,791
    Merchandise inventories                                              6,224,669          717,923        (2,666,768)
    Prepaid expenses and other current assets                              261,747       (1,353,341)        1,235,738
    Income taxes recoverable                                                     -                -         1,065,902
    Other assets                                                           606,974         (584,623)         (173,679)
    Accounts payable                                                      (914,360)      (3,222,027)        4,954,358
    Other accrued expenses                                                 223,864          (77,146)        1,613,917
                                                                       -----------      -----------       -----------
     Net cash provided by (used in) operating activities               $ 3,150,897      $(6,523,130)      $10,538,957
                                                                       ===========      ===========       ===========
SUPPLEMENTAL SCHEDULE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:
  Stock issued to Company officers under the Plan of
   Reorganization                                                      $   142,560      $   205,488       $   205,488
                                                                       ===========      ===========       ===========

See notes to consolidated financial statements.

RICHMAN GORDMAN 1/2 PRICE STORES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 28, 1995
--------------------------------------------------------------------------------
A.  REORGANIZATION, BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL
    STATEMENTS AND RECENT DEVELOPMENTS

    On June 17, 1992, Richman Gordman Stores, Inc. and its two wholly owned subsidiaries, Richman Gordman Department Stores, Inc. and 1/2 Price Stores, Inc. (collectively the "Company") filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code ("Chapter 11") in the United States Bankruptcy Court for the District of Nebraska. Under Chapter 11, certain claims against the Company were stayed while the Company continued business operations as a debtor-in-possession. These claims, which totalled $72,399,717 at January 30, 1993, were reflected as "Liabilities Subject to Compromise" as required under Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code.

    On October 20, 1993 (the "Effective Date"), the Company emerged from Chapter 11 pursuant to a confirmed Plan of Reorganization (the "Plan"). As part of the Plan, Richman Gordman Stores, Inc. and its two wholly-owned subsidiaries, Richman Gordman Department Stores, Inc. and 1/2 Price Stores, Inc. merged and now operate as Richman Gordman 1/2 Price Stores, Inc. (a Delaware corporation). P.H. of Florida, Inc. was retained as a subsidiary of the Company. The Plan provided for, among other things, the cancellation of all prepetition ownership interests of the Company; the issuance of 54% of the new authorized common stock of the Company to certain prepetition owners; the issuance of 34% of the new authorized common stock of the Company to the unsecured creditors (estimated fair value $3,308,000); cash payments over a period of five years to the prepetition unsecured creditors (see Note F); cash payments of priority claims; and the assumption or rejection of unexpired leases. The Plan also required the Company to maintain minimum levels of annual cumulative earnings before interest, taxes, depreciation and amortization, but this requirement was waived in April of 1996 for the remainder of the Plan term. The present value of amounts expected to be paid to the unsecured creditors were accrued at January 29, 1994. Liabilities subject to compromise not expected to be repaid totalling $15,199,606 were recorded in the statement of operations as an extraordinary gain in fiscal year 1993.

    During fiscal 1995, the Company revised its estimate of the amounts expected to be repaid to the unsecured creditors under the Plan. As a result of actual earnings and revised projected earnings being lower than originally estimated over the term of the Plan, the cash payments and net operating loss tax benefits expected to be paid to the unsecured creditors were expected to be lower than originally estimated. As a result, an extraordinary gain of $6,550,230 was recorded in fiscal 1995 to reflect the change in this estimated liability to be paid to the unsecured creditors. During the fourth quarter of fiscal 1996, the Company revised its estimate of the net operating loss tax benefits that are expected to be paid to the unsecured creditors as a result of actual and projected taxable income being lower than estimated in 1995. Accordingly, an extraordinary gain of $2,123,096 was recorded in fiscal 1996 to reflect this decrease in the tax benefits expected to be paid to the unsecured creditors.

    As noted above, operating results in 1995 and 1996 were lower than initially projected under the Plan. Increased competition in the Company's markets and the overall weakness in the retail industry resulted in a decline of comparable store sales in fiscal 1995 and 1996. Management has implemented an operating plan for fiscal 1997 which they believe will produce improvements in the Company's operations. Key components of the Plan include repositioning the product mix to include more name brands, changes in advertising, maintaining sales at a level consistent with fiscal 1996, realizing the benefits of cost reductions implemented in fiscal 1996, and several other strategies to improve margins. Management believes its existing revolving credit agreement, which extends until October 1999, along with its planned cash flows from operations will provide adequate financing for inventory purchases and operations throughout fiscal 1997.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS - Richman Gordman 1/2 Price Stores, Inc. operates 32-1/2 Price Stores in eight states. The 1/2 Price concept is to offer first quality, nationally branded merchandise at half of the conventional department store prices or at half of manufacturers suggested retail prices.

    CONSOLIDATION - The consolidated financial statements include the accounts of Richman Gordman 1/2 Price Stores, Inc. and its wholly-owned subsidiary, P.H. of Florida. All material intercompany accounts and transactions have been eliminated in consolidation.

    FISCAL YEAR - Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences.
    Accordingly, results for fiscal years 1996 and 1994 represent the fifty-two week periods ended February 1, 1997 and January 28, 1995, respectively, and fiscal year 1995 represents the fifty-three week period ending February 3, 1996.

    CASH FLOW REPORTING - For purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents. There were no temporary investments at February 1, 1997 and February 3, 1996.

    MERCHANDISE INVENTORIES - Merchandise inventories are stated at the lower of cost or market, using the last-in, first-out (LIFO) method.

    PROPERTY, BUILDINGS AND EQUIPMENT - Property, buildings and equipment are recorded at cost and are depreciated for financial reporting purposes using the straight-line method over their estimated useful lives. Leasehold improvements are depreciated over their related lease terms or useful life, generally two to 40 years while furniture, fixtures and equipment are depreciated over a period of two to 10 years. Buildings and equipment recorded under capital leases are being amortized using the straight-line method over the shorter of the related lease terms or useful life of the assets, generally two to 32 years.

    DEFERRED FINANCING CHARGES - Deferred financing charges are being amortized using the straight-line method over the term of the related financing agreement.

    PRE-OPENING COSTS - Costs associated with the opening of new stores are expensed during the fiscal year the stores are opened.

    LOSS ON LIFE INSURANCE BENEFITS - Upon the death of the Chairman of the Board in December, 1993, the Company recorded a gain on life insurance benefits reflecting the proceeds of life insurance policies of $879,814 offset by the cash surrender value of $201,738, which was previously recorded as an asset. These proceeds were received during fiscal year 1994. During fiscal year 1994, a claim against those insurance proceeds was filed, resulting in the recording of an expense of $334,977 for the amount that will be refunded by the Company.

   FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash, temporary investments and accounts receivable. The Company places cash and temporary investments in highly rated financial institutions and in very short term investments. Concentration of credit risk with respect to accounts receivable are limited due to the large number of customer balances.

   STOCK-BASED COMPENSATION - The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (APB 25).

   EARNINGS PER SHARE - Income (loss) per common share was calculated using weighted average common shares outstanding of 30,000,000, less treasury stock purchases, for all years presented. For purposes of the weighted average shares outstanding, the shares issued or to be issued to certain members of management or to the unsecured creditors during the term of the Plan are considered outstanding for all periods presented. At February 1, 1997, 540,000 of such shares had not yet been issued.

   ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   RECLASSIFICATIONS - Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation.

C. INVENTORY

   Total inventories would have been higher at February 1, 1997 by $7,862,748 and at February 3, 1996 by $8,615,977, respectively, had the FIFO (first-in, first-out) method been used to determine the cost of all inventories.
   During fiscal years 1996, 1995 and 1994 inventory quantities were reduced resulting in a liquidation of certain LIFO layers carried at costs which were lower than the costs of current purchases, the effect of which decreased the net loss in fiscal 1996 by approximately $647,000 and increased net income by approximately $89,000 and $2,000 in fiscal 1995 and 1994, respectively.

   Included in inventory is $2,150,981 and $2,371,108 of prepaid inventory at February 1, 1997 and February 3, 1996, respectively.

D. PROPERTY, BUILDINGS AND EQUIPMENT

   Property, buildings and equipment consist of:




                                     FEBRUARY 1,     FEBRUARY 3,
                                        1997            1996
Land                               $    1,406,060  $    1,406,060
Leasehold improvements                  9,874,626      10,084,654
Furniture, fixtures and equipment      16,051,961      15,431,502
Capitalized leases                     19,531,569      20,830,962
                                   --------------  --------------
                                       46,864,216      47,753,178
Less accumulated depreciation         (32,597,009)    (31,071,323)
                                   --------------  --------------
                                   $   14,267,207  $   16,681,855
                                   ==============  ==============

E. ACCRUED EXPENSES

   Accrued expenses consist of the following:


                                                      FEBRUARY 1,   FEBRUARY 3,
                                                         1997          1996
Store operating expenses                              $3,024,116    $2,702,838
Employee compensation                                  2,016,881     2,299,639
Interest                                                 104,866       115,523
                                                      ----------    ----------
                                                      $5,145,863    $5,118,000
                                                      ==========    ==========

F. FINANCING AGREEMENTS

   Long-term debt consists of:


                                                      FEBRUARY 1,   FEBRUARY 3,
                                                        1997           1996
Present value of payments to be made to
 prepetition unsecured creditors discounted at 10%    $3,693,728    $5,749,796
Secured term note; payments of $67,000 monthly plus
 interest at 7%, matures August 20, 1997                 426,555     1,230,554
Note payable; payments of $67,000 beginning
 July 1997 through December 1997; interest of 7%         416,773       391,193
                                                      ----------    ----------
                                                       4,537,056     7,371,543
Less current portion                                   4,537,056     2,779,207
                                                      ----------    ----------
                                                      $        -    $4,592,336
                                                      ==========    ==========

   The Company has a financing agreement with a financial institution which provides for revolving credit borrowings and letters of credit of up to $27.5 million. As a result of an amendment to the financing agreement in fiscal 1996, borrowings under this agreement bear interest at a rate which is 1.5% per annum greater than the applicable prime rate and the term of the financing agreement extends to October 1999. The amounts the Company is permitted to borrow under the agreement are determined by a formula based upon the Company's eligible inventory from time to time. Amounts available under this agreement at February 1, 1997 and February 3, 1996 totalled $8,423,000 and $9,441,000, respectively. Such borrowings are secured by substantially all of the current assets of the Company and general intangibles. A non-use fee of .5% per annum is payable monthly on the unused portion of the facility, and a servicing fee is payable quarterly during the term of the agreement. Additional fees are due upon early termination of the agreement. At the end of fiscal 1996 and 1995 borrowings were $7,281,732 and $7,690,923, respectively, and the Company had outstanding letters of credit totaling approximately $256,000 and $378,000, respectively. The maximum amount of revolving credit borrowings during fiscal year 1996, 1995 and 1994 was $20,515,000, $19,587,000 and
   $12,275,000, respectively. The weighted average amount of revolving credit borrowings for fiscal years 1996, 1995 and 1994 was $14,051,000, $8,868,000 and $4,036,000, respectively, with related weighted average interest rates of 9.8%, 10.5% and 9.1% in fiscal 1996, 1995 and 1994, respectively.

   The current financing agreement contains certain restrictions, including limitations on annual cumulative capital expenditures and additional borrowings. The Company is also restricted from making any dividend payments. The secured term note is collateralized by certain Company owned real estate, furniture, fixtures and equipment.

   During the third quarter of 1993 the Company emerged from Chapter 11 pursuant to a confirmed Plan of Reorganization (the "Plan"). The present value of amounts estimated to be paid to the unsecured creditors over the Plan's term were accrued at that time based on projections of income and cash flows over the same period. In the fourth quarter of 1995, after giving effect to actual operating results under the Plan and revised projected earnings for the balance of the term of the Plan, the Company reduced the estimated remaining liability for payments to unsecured creditors, which resulted in recording an extraordinary gain of $6,550,230. In the fourth quarter of 1996, the Company further reduced the estimated remaining liability for payment to creditors, primarily to reflect a decrease in the net operating loss tax benefits expected to be paid to the unsecured creditors. This change in estimate resulted in recording an extraordinary gain of $2,123,096. In addition, during 1996 the unsecured creditors deferred the $1,939,000 minimum payment they were to receive until fiscal 1997. The ultimate amount that will be paid to the unsecured creditors will depend on the actual operating results and cash flows throughout the entire term of the Plan. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that the ultimate payments to the unsecured creditors could be revised in the near term. Future estimated payments to unsecured creditors recorded at their present value are as follows:



                  DESCRIPTION OF PAYMENTS                    FISCAL YEAR
                                                                 1997
     Annual minimum payments                                 $3,767,000
     Less amount representing interest                         (173,272)
                                                             ----------
        Present value of payments                             3,593,728

     Other                                                      100,000
                                                             ----------
        Total expected payments                               3,693,728

     Less current portion                                    (3,693,728)
                                                             ----------
     Long-term portion                                       $        -
                                                             ==========

G.   LEASES

   The Company has entered into numerous long-term lease agreements classified as both capital and operating leases. These leases relate to retail store locations, additions to the distribution center, corporate headquarters, and furniture, fixtures and equipment. The leases expire on various dates through the year 2016 with most of the leases containing renewal options. Certain retail store leases contain provisions for additional rent based on varying percentages of sales.

   Total rental expense related to all operating leases (including those with terms less than one year) is as follows:




                                  YEARS ENDED
                     ---------------------------------------
                     FEBRUARY 1,   FEBRUARY 3,   JANUARY 28,
                        1997          1996          1995
Minimum rentals       $9,432,296    $8,583,986    $6,796,469
Contingent rentals        20,088        18,201       100,326
                    ------------  ------------  ------------
                      $9,452,384    $8,602,187    $6,896,795
                    ============  ============  ============

   Following is a summary of capitalized leased assets included in property, buildings and equipment:




                                             FEBRUARY 1,      FEBRUARY 3,
                                                1997             1996
    Buildings and improvements               $19,280,119      $20,579,512
    Furniture, fixtures and equipment            251,450          251,450
                                             -----------      -----------
                                              19,531,569       20,830,962
    Less accumulated depreciation            (14,122,614)     (14,478,000)
                                             -----------      -----------
                                             $ 5,408,955      $ 6,352,962
                                             ===========      ===========

   Future minimum lease payments under capitalized and operating leases with rental terms of more than one year as of February 1, 1997, are as follows:




    FISCAL YEAR                                 CAPITAL        OPERATING
    1997                                     $ 2,659,502      $ 8,121,770
    1998                                       2,384,027        6,945,686
    1999                                       2,017,708        6,136,374
    2000                                       1,965,814        5,614,134
    2001                                       1,920,439        5,019,457
    After 2000                                 8,598,698       24,493,597
                                             -----------       ----------
    Total minimum lease payments              19,546,188      $56,331,018
                                                              ===========
    Less estimated executory costs               331,162
                                             -----------
    Net minimum lease payments under
     capitalized leases                       19,215,026
    Less amount representing interest          8,620,698
                                             -----------
    Present value of net minimum
     lease payments                           10,594,328
    Less current portion                       1,335,379
                                             -----------
    Long-term obligation                     $ 9,258,949
                                             ===========

H. INCOME TAXES

   In fiscal 1996, 1995 and 1994 taxable losses were incurred which increased the Company's net operating loss carryforwards. No tax benefit for these losses were recorded due to the uncertainty of the realization of such benefit. For federal income tax purposes, the gain on the debt forgiveness is nontaxable pursuant to the stock for debt exception of IRC Section 108. The Company applied for and received a favorable letter ruling from the Internal Revenue Service with respect to this treatment. As a result, the gain on debt forgiveness for the years ended February 1, 1997 and February 3, 1996 does not require the netting of income tax expense associated with the gain.

   Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes, and (b) operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's net deferred tax position as of February 1, 1997 and February 3, 1996 are as follows:



                                                          FEBRUARY 1,     FEBRUARY 3,
                                                             1997            1996
     Accruals and other reserves                        $    677,502     $   346,801
     Rejected leases                                         269,114          28,575
     Capitalized inventory costs                             719,335         641,812
     Fixed assets                                           (108,508)        162,032
     Capital leases                                        1,797,589       1,899,487
     Net operating loss and tax credit carryforwards      10,281,846       5,553,317
     Valuation reserve                                   (13,636,878)     (8,632,024)
                                                        ------------     -----------
     Net deferred asset                                 $          -     $         -
                                                        ============     ===========

   On February 1, 1997 the Company has net operating loss carryforwards of approximately $27,800,000 which expire through 2011. The valuation reserve provided will be recorded as a reduction in income tax expense in future periods if realization of the future deductions becomes more likely than not. Under the Plan, the tax benefits associated with net operating loss carryforwards and other tax credit carryforwards as of January 29, 1994 which are realized during the term of the Plan are to be paid to the unsecured creditors. As of February 1, 1997, the Company has estimated that none of such net operating loss carryforwards and other tax credit carryforwards will be realized during the term of the Plan.

I. RELATED PARTY TRANSACTIONS

   The Company currently leases five of its retail store locations, its corporate headquarters and two additions to its distribution center from organizations owned in whole or in part by certain stockholders of the Company. During fiscal years 1996, 1995 and 1994 the Company paid $3,109,862, $2,915,243 and $2,919,926, respectively, to these related organizations under the terms of the leases.

J. EMPLOYMENT BENEFITS AND CONTRACTS

   The Company offers a 401(k) thrift savings plan that allows employees to defer a percentage of their income by making pretax contributions to the savings plan. Matching contributions made by the Company are determined by the Board of Directors in accordance with plan provisions. During fiscal year 1996, $91,409 was contributed to the plan while no contributions were made to the plan in fiscal years 1995 and 1994.

   As part of the Plan of Reorganization, the Company entered into a non-compete agreement with a former President (who is currently a member of the Board of Directors) requiring the Company to pay him $125,000 annually through October, 1998.

K. STOCKHOLDERS' EQUITY

   Under the approved Plan, all shares of existing common stock and existing preferred stock were canceled in fiscal year 1993. The Company filed a restated certificate of incorporation which authorized the issuance of 30,000,000 shares of $.01 par value common stock. Under the Plan, the Company issued 10,200,000 new shares to the unsecured creditors and 16,200,000 new shares to the former preferred shareholder. The former common shareholders' interests in the Company were canceled and they received no distribution under the Plan.

   During fiscal year 1994 and in order to clarify for the marketplace the purchase option for common stock issued to unsecured creditors under the Plan, the Company's Board of Directors designated the Company's common stock into two series. The Series A common stock consists of the 19,260,000 shares of the Company's common stock that are not subject to the option to repurchase (issued only to pre-reorganization shareholders and management). The Series B option common stock (issued to unsecured creditors) consists of the 10,200,000 shares that are subject to the option to repurchase, which is discussed in the second succeeding paragraph that follows.

   Employment agreements with certain members of management included a provision that would allow them to receive over the five year term of the Plan up to 3,600,000 new Series A shares if certain cash flow goals are achieved. Any new shares reserved for these management members that are not earned under the Plan will be distributed pro rata to the unsecured creditors in 1998. As of February 1, 1997, 3,060,000 shares of Series A had been issued under this incentive plan. During 1996 the management members covered by these employment agreements resigned. In connection with the resignation of one of these management members, the Company purchased 2,565,000 shares of the executive's stock at a fair value of $225,720.

   Should the Company fulfill its minimum obligation to the unsecured creditors under the Plan, the Company and the former preferred shareholder's designee has the option to purchase all or a portion of the Series B option common stock, issued to unsecured creditors, at fair value of the stock on February 2, 1998, less the amount of any excess cash that has been paid to the unsecured creditors during the term of the Plan. As of February 1, 1997 there is no excess cash paid to the unsecured creditors. During fiscal 1995, previous excess cash payments totalling $3,277,224 were used to fulfill the Company's minimum obligation to the unsecured creditors.

L. QUARTERLY FINANCIAL DATA (UNAUDITED)

   Summarized quarterly financial information for fiscal 1996 and 1995 is as follows (in thousands, except percentages and per share amounts):



                                                                 QUARTER
                                     ----------------------------------------------------------------
     FISCAL 1996                         FIRST       SECOND        THIRD        FOURTH        TOTAL
     Net sales                          $41,695      $45,771       $50,485     $59,073       $197,024
     Gross profit                       $14,368      $15,815       $18,117     $19,723       $ 68,023
     Gross profit percent                 34.50 %      34.60 %       35.90 %     33.40 %        34.50 %
     Income (loss) from operations      $(2,417)     $(2,217)      $    (2)    $ 2,692       $ (1,944)
     Income (loss) before
      extraordinary item                $(3,120)     $(3,100)      $(1,073)    $ 1,740       $ (5,553)
     Net income (loss)                  $(3,120)     $(3,100)      $(1,073)    $ 3,864       $ (3,429)
     Net income (loss) per common
      share:
       Net income (loss) before
        extraordinary item              $ (0.10)     $ (0.11)      $ (0.04)    $  0.06       $  (0.19)
       Net income (loss) per
        common share                    $ (0.10)     $ (0.11)      $ (0.04)    $  0.14       $  (0.11)

   Fourth quarter fiscal 1996 income was positively impacted by a LIFO credit recorded in the amount of $1,222,229 related to the year end calculation of LIFO. In addition, during the fourth quarter of fiscal 1996 the Company recorded an extraordinary benefit for a change in estimate of the liability due to the creditors of $2,123,096.




                                                                 QUARTER
                                     ----------------------------------------------------------------
      FISCAL 1995                       FIRST       SECOND        THIRD       FOURTH        TOTAL
      Net sales                          $38,359      $47,723      $52,731     $67,707       $206,520
      Gross profit                       $13,184      $16,469      $17,503     $20,449       $ 67,605
      Gross profit percent                 34.40 %      34.50 %      33.20 %     30.20 %        32.70 %
      Income (loss) from operations      $(1,918)     $  (429)     $  (665)    $ 1,012       $ (2,000)
      Income (loss) before
       extraordinary item                $(2,875)     $(1,461)     $(1,700)       $261       $ (5,775)
      Net income (loss)                  $(2,875)     $(1,461)     $(1,700)    $ 6,811       $    775

      Net income (loss) per common
       share:
        Net income (loss) before
         extraordinary item              $   (0.10)   $   (0.05)   $   (0.06)  $  0.01       $  (0.19)
        Net income (loss) per
         common share                    $   (0.10)   $   (0.05)   $   (0.06)  $  0.23       $   0.03

   Fourth quarter fiscal 1995 income was negatively impacted by an accrual of inventory markdowns of approximately $1,764,000 related to slow moving merchandise. In addition, during the fourth quarter of fiscal 1995 the Company recorded an extraordinary benefit for a change in estimate of the liability due to the creditors of $6,550,230.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Richman Gordman 1/2 Price Stores, Inc.
Omaha, Nebraska



We have audited the consolidated financial statements of Richman Gordman 1/2 Price Stores, Inc. as of February 1, 1997 and February 3, 1996, and for each of the three years in the period ended February 1, 1997, and have issued our report thereon dated April 4, 1997; such consolidated financial statements and report are included in your 1996 Annual Report to Stockholders and are incorporated herein by reference. Our audits also included the financial statement schedule of Richman Gordman 1/2 Price Stores, Inc., listed in Item 14
(a)(2). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.




/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP



Omaha, Nebraska
April 4, 1997

                                                           SCHEDULE II
RICHMAN GORDMAN 1/2 PRICE STORES, INC.

VALUATION AND QUALIFYING ACCOUNTS
----------------------------------------------------------------------

                                                       ADDITIONS
                                          BALANCE      CHARGED TO                           BALANCE
                                        AT BEGINNING   COSTS AND                             AT END
             DESCRIPTION                 OF PERIOD    EXPENSES (1)     DEDUCTIONS (2)      OF PERIOD

Allowance deducted from asset to which
 it applies:
    Allowance for doubtful accounts:
     Year ended February 1, 1997          $392,948      $926,713         $(732,511)         $587,150
     Year ended February 3, 1996          $370,463      $688,530         $(666,045)         $392,948
     Year ended January 28, 1995          $741,816      $212,875         $(584,228)         $370,463


(1) Additions charged to expense is net of recoveries of amounts previously written off.

(2) The deduction in this column are amounts written off against the respective reserve.

                                     RISKS

        Throughout this Annual Report to Shareholders, particularly the Letter to Shareholders and Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company and persons acting on its behalf have made certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). These forward-looking statements are identified as including terms such as "may," "will," "should," "anticipates," "expects," "plans," "intends" or similar language. Such statements are made in good faith by the Company and such persons pursuant to the safe-harbor provisions of the 1995 Act. In connection with these safe-harbor provisions, the Company has identified herein important factors which could cause actual results to differ materially from those contained in any forward-looking statement made by or on behalf of the Company. The Company further cautions that the factors identified herein are not exhaustive or exclusive. The Company does not undertake to update any forward-looking statement which may be made from time to time by or on behalf of the Company.

        With respect to those forward-looking statements concerning future results of operations, some of the factors which may impact the Company's future operating performance include the following: (i) weather conditions which adversely affect the buying patterns of the Company's customers; (ii) the seasonality of the demand for the Company's merchandise; (iii) an increase in or change in the composition of the competition in the Company's markets, the actions of such competitors and the ability of the Company to respond to such actions; (iv) the loss of key personnel; and (v) the ability of the Company to procure merchandise opportunistically such that it can be offered by the Company at half price.

        With respect to those forward-looking statements concerning future liquidity and capital resources, some of the factors which may impact the Company's future financial condition include the following: (i) the continued availability of trade credit from the Company's suppliers; (ii) the ability to achieve expected cash flow from operations; and (iii) the Company's high level of indebtedness.

SHAREHOLDER INFORMATION

STOCK TRANSFER AGENT

        Fleet National Bank, Corporate Trust Department, P.O. Box 1440 Hartford, CT 06101, serves as transfer agent and registrar for both series of the Company's common stock. Certificates to be transferred should be mailed directly to the transfer agent, preferably by registered mail.

SHAREHOLDERS

        The Company's sole class of equity securities, common stock, consists of 30,000,000 shares on a fully diluted basis and is divided into two series, the Series A Common Stock and the Series B Option Common Stock. As of April 8, 1997, 19,080,000 shares of Series A Common Stock were issued, of which 16,515,000 were outstanding and held of record by 2 shareholders, and 10,200,000 shares of Series B Option Common Stock were issued and outstanding and held of record by 790 shareholders.

DIVIDENDS

        The Company has never paid a cash dividend and intends to retain earnings, if any, and does not presently intend to pay any cash dividends on either series of the Common Stock. However, holders of both series of the Common Stock are entitled to such dividends as may be declared from time to time by the Company's Board of Directors.

MARKET PRICES

        No established public trading market exists with respect to either series of the Company's Common Stock.