Form 10-K, Exhibit 13
period 1998-01-31
RICHMAN GORDMAN 1/2 PRICE STORES INC
filed 1998-05-01
CIK 924120

                                  Exhibit (13)


                          Reports to securityholders --
                               1997 Annual Report

                                CORPORATE PROFILE

Richman Gordman 1/2 Price Stores, Inc. ("the Company"), headquartered in Omaha, Nebraska, operates a chain of 31 off-price department stores located in eight Midwestern states. The Company's stores trade under the name "1/2 Price Store". The 1/2 Price Store concept is to offer top quality, name brand merchandise at up to 50% off department and specialty store regular prices every day.

The Company is uniquely positioned vis-a-vis other off-price retailers, discount store chains and traditional department stores, as it represents a synthesis of many of the best elements of all three formats. The quality, timeliness and composition of the merchandise of 1/2 Price Stores differentiates the Company from many other off-price retailers which frequently offer a high percentage of irregulars, overstocks, and out of season product.

The Company differentiates itself from discount stores in terms of the merchandise content, presentation, and mix. The Company's merchandise is predominantly comprised of department and specialty store brands. Additionally, over two-thirds of the Company's sales are generated by apparel and apparel-related merchandise, while non- apparel categories represent the majority of most discount stores' revenue base.

A 1/2 Price Store is organized with clearly identifiable "shops" similar to a department store. The merchandise presentation and visual displays of a 1/2 Price Store are significantly more appealing and easier to shop than a typical off-price store, which tends to simply display merchandise by size on long straight chrome racks.

The Company's origins date back to the early 1900's, when Russian immigrant Sam Richman began a small retail clothing business in 1915. In 1936, his son-in-law, Dan Gordman, joined him in the business, and Dan purchased Sam's interest in the business twelve years later. Dan's sons Jerry and Nelson joined him in the early 1960's, and together built the business into a 15 store chain of moderately priced department stores called Richman Gordman.

Dan Gordman started the 1/2 Price Stores in 1972, expanding it into a 15 store chain by the early 1990s. In 1992 the Company underwent a reorganization, focusing exclusively on the 1/2 Price Store concept.

The Company has been publicly owned since 1993, but the Gordman family retains a majority interest in the Company and maintains an active role in its management. Dan Gordman's grandson, Jeff Gordman, was named President and Chief Executive Officer in 1996 and has been a member of the Board of Directors since 1993. Dan's sons, Nelson and Jerry, are also Directors of the Company.

                                TABLE OF CONTENTS

Letter from the C.E.O. ...............................................    2
Progress Report ......................................................    4
Products and Services ................................................    7
Selected Financial Data ..............................................   16
Management's Discussion
   and Analysis ......................................................   17
Financial Statements .................................................   24
Shareholder Information ..............................................   39

TO OUR SHAREHOLDERS, EMPLOYEES, VENDORS AND FRIENDS:

I am pleased to report that our Company dramatically improved its bottom line performance, cash flow from operations and asset productivity in 1997. This improvement was achieved by maintaining a rigorous focus on the Company's mission, which is based on a differentiated selling proposition of value that was developed subsequent to the management changeover in mid-1996. Specifically, our selling proposition is to offer our customers top quality brand name merchandise at prices up to one half off department and specialty store regular prices in visually appealing, well organized and easy to shop stores. In addition, aggressive and disciplined management of merchandise inventories and selling, general and administrative expenses has contributed to our enhanced performance.

Prior to the change in direction in mid-1996, the Company faced several fundamental problems, including a protracted deterioration in comparable store sales, negative cash flow, significant operating losses and a lack of credibility in our merchandise mix and pricing. To correct these deficiencies, the Company implemented a set of strategic initiatives to:

         -        dramatically strengthen its portfolio of brand names;

         - revise its marketing strategy to generate sales by focusing on the inherent value of desirable name brands at up to 50% off regular prices rather than by offering discounts off everyday prices;

         - significantly upgrade the quality of the in-store presentation;

         - refocus on ensuring that customer satisfaction is a top priority among all store associates; and

         - instill a high degree of discipline and control over inventories and the cost structure.

The significant improvements in operating cash flow, earnings and comparable store sales that were realized in 1997 validate the appropriateness of these initiatives. Our Company almost tripled its operating cash flow last year, improving from $3.2 million in 1996 to $8.7 million in 1997. This performance was primarily attributable to an improvement in inventory turnover from 2.8 times in 1996 to 3.4 times in 1997. Average inventory levels in 1997 were 20% below 1996 levels. In addition, liquidity was enhanced by improving the terms of our line of credit with Congress Financial and by achieving improvements in trade credit terms. As a result of these improvements, our average level of unused availability on our line of credit was over $9 million in 1997, and never fell below $5 million at any point throughout the year.

We substantially reduced our net loss in 1997 to $1.0 million from a $5.6 million loss (before extraordinary item) in the previous year. The Company produced a net income of $4.5 million in the second half of the year, which represents nearly a seven-fold increase over the net income (before extraordinary item) of $667,000 in fiscal 1996. This improvement for the year was attributable to an increase in gross margin of 90 basis points from 34.5% in 1996 to 35.4% in 1997 and a reduction of 4%, or $3,186,000 in operating and interest expenses. While we are not satisfied with reporting a loss for the year, we are very encouraged by the underlying trends in our operating performance, particularly in the second half of 1997, and are optimistic that we will return to profitability in 1998.

In 1998 our Company will continue to focus on and refine its mission and differentiated selling proposition. From a merchandising standpoint, we will capitalize on a substantial growth opportunity in women's casual sportswear, which is currently a very underdeveloped business for us. Other growth opportunities include gifts, decorative home, and men's and women's activewear. Our marketing effort will utilize preprint circulars as well as television geared to both generate traffic as well as to position the Company in the minds of potential customers as a viable shopping alternative to department and specialty stores. Our store efforts will include a strong focus on our Commitment to Customer Satisfaction initiative, the purpose of which is to ensure that the customer is the number one priority of each and every associate in the store. Since this program was implemented on August 1 of last year, the Company's average sale transaction has increased by more than 3%.

We will also open a new store this year in the St. Louis market in time for the back-to-school selling season. This store presents the Company with a unique opportunity to develop a new prototype that reflects the quality and value of our selling proposition, and that maximizes sales productivity and operational efficiency.

Our Company has a fiduciary responsibility to meet and exceed the needs of four important groups of stakeholders: our Associates, our Customers, the Communities in which we operate and our Shareholders. By maintaining our tenacity of purpose with respect to executing our mission, we will fulfill this responsibility, and in turn plan to achieve a sustained and competitive level of profitability. We would like to extend our sincere thanks to our vendors, shareholders, associates and other friends for their continued support.


Jeffrey J. Gordman
President and Chief
Executive Officer

                     RICHMAN GORDMAN 1/2 PRICE STORES, INC.

                                 PROGRESS REPORT

Management is very encouraged by the results achieved in 1997, particularly the positive trends evident the Company's performance. A summary of our progress, as measured by our key performance indicators is provided below.

LIQUIDITY

Key Performance Indicators

                                                         1997          1996         % Change
                                                     -----------    -----------     --------
Cash flow from operations                            $ 8,693,000    $ 3,151,000       176%
Average unused availability on line of credit        $ 9,056,000    $ 6,757,000        34%
Unused availability at year-end                      $11,861,000    $ 8,423,000        41%
Average borrowings on line of credit                 $11,730,000    $14,051,000       -17%
Borrowings on line of credit at year end             $ 2,947,000    $ 7,282,000       -60%

The Company generated $8.7 million in operating cash flow, which represented a 176% increase over last year. This dramatic improvement was primarily attributable to the reduction in inventory of 20.4% from the previous year, an improvement in inventory turnover, improved trade credit terms and the improved operating results

The Company maintains a line of credit with Congress Financial Corporation (Central). The line provides for maximum borrowings of $27.5 million, subject to inventory levels, carries interest at 1% over prime and extends through October, 1999. The agreement contains no covenants relative to income, cash flow, net worth, working capital or related financial measures, nor does it contain an annual clean down provision. Our unused availability was strong throughout 1997, never falling below $5 million. Our financial projections indicate that we will continue to have adequate availability through 1998.

COMPARABLE STORE SALES

Key Performance Indicators

                                           1997             1996
                                           ----             ----
Comparable store sales changes
First Quarter                              (12%)            (13%)
Second Quarter                              (4%)            (14%)
Third Quarter                                1%             (10%)
Fourth Quarter                              10%              (9%)
Full Year                                    0%             (10%)

Comparable store sales are improving, as evidenced by increases in 5 of the 6 months during the second half of 1997, including a 10% increase during the holiday season. During the first half of fiscal 1997, the Company anticipated a large portion of the comparable store sales decrease due to a strategic marketing shift from promotional pricing to every day low pricing on desirable name brand merchandise as a vehicle to drive sales.

For fiscal 1997, four out of eight merchandise divisions - women's, juniors, women's accessories and intimate apparel experienced annual comparable store sales increases in excess of 9%. Two other divisions - men's and home - had comparable store decreases for the year as a whole, but improved noticeably during the course of the year and actually posted comparable store increases during the second half of 1997. The children's apparel division experienced sales decreases during the year, but achieved a comparable store sales increase during the fourth quarter. Our eighth division, shoes, experienced sales decreases throughout the first three quarters and was leased out beginning in the fourth quarter. Since leasing the department, sales of shoes have increased 6% compared to sales level for fiscal 1996.

The Company leased its footwear business to a leading shoe licensor in November 1997. Under the licensing agreement, the Company sold its existing shoe inventory and fixtures to the licensor and will receive a percentage of all ongoing shoe sales.

PROFITABILITY

Key Performance Indicators

                                                            1997               1996            Change
                                                       -------------       ------------        ------
Gross margin percentage                                        35.4%               34.5%        0.9
Operating and interest expenses                         $70,389,000         $73,575,000          (4%)
Operating and interest expenses, % of sales                    36.4%               37.3        (0.9)
Operating income(loss)                                  $ 1,752,000        ($ 1,944,000)        190%
Net income (loss), before extraordinary item
         First half of year                            ($ 5,535,000)       ($ 6,220,000)         11%
         Second half of year                            $ 4,511,000         $   667,000         576%
         Full year                                     ($ 1,024,000)       ($ 5,553,000)         82%

Significant progress toward profitability was made in fiscal 1997. For the second half of the year, the Company generated net income of $4,511,000 compared to $667,000 (before extraordinary item) in the previous year. For the 1997 fiscal year, the net loss (before extraordinary item) was $4,529,000 less than fiscal 1996, or $1,024,000.

The Company's strong improvement in gross margins was attributable to (1) a strategic decision to use everyday low prices instead of promoting off price to drive business, (2) an improved correlation between merchandise receipts and sales and (3) a more timely and effective use of markdowns.

Aggressive and proactive management of expenses and inventory levels resulted in a reduction in total operating and interest expenses by 4%, or $3,186,000 for the year. Personnel reductions at the end of 1997 in conjunction with a sublease arrangement on excess distribution center space should further reduce operating costs in 1998.

ASSET MANAGEMENT

Key Performance Indicators

                                                               1997                    1996          % Change
                                                         -----------------      -----------------    --------
Inventory turnover                                               3.4 times              2.8 times       21%
Gross margin return on inventory investment (GMROI)              2.1 times              1.7 times       24%
Average investment in inventory, at retail               $56,106,000            $70,465,000            (20%)

The Company's largest asset is merchandise inventory, representing on average well over half of the Company's asset base. A disciplined, rigorous and systematic approach to inventory management translated into a significant improvement in both inventory turnover and GMROI, which increased 21% and 24% respectively. These indicators represent the best performance in the Company's recent history, and were primarily the result of better correlating receipts to sales and more timely markdown management. In addition, the average age of our inventory basis decreased by 30% over the course of the year. This improvement in inventory management was a significant factor behind the dramatic improvement in sales and profitability in the second half of the year.

CREDITOR OBLIGATION STATUS

Key Performance Indicators

                                                           1997                1996
                                                        ----------          ----------
Cash paid to prepetition unsecured creditors            $1,967,000          $        0
Remaining obligation to unsecured creditors             $1,800,000          $3,593,728
Cash paid to prepetition secured creditors              $  426,555          $  804,000
Remaining obligation to secured creditors               $        0          $  426,555

The Company made a $1,967,000 payment to unsecured creditors in 1997. The remaining $1.8 million obligation is scheduled to be paid in fiscal 1998.

                              PRODUCTS AND SERVICES

                                 COMPANY MISSION

The Company's mission is to exceed its customers' expectations through an exciting shopping experience offering top quality name brands at half price. This mission revolves around a differentiated selling proposition of value, comprised of three critical elements:

              1.  QUALITY -- defined as instantly recognizable brand names;

              2. PRICE -- up to one-half of department and specialty store regular prices, every day; and

              3. SHOPPING EXPERIENCE -- a store that is visually appealing, well organized, and has strong clarity of offer.

                                  MERCHANDISING

The Company's merchandise strategy is to procure highly recognizable department and specialty store brands at up to 50% off department and specialty store regular prices every day. To consistently accomplish this mission, The Company's staff of 21 buyers employs a variety of opportunistic buying strategies that require a high degree of creativity, negotiating ability and entrepreneurial ability. These strategies include taking advantage of vendor excess inventory positions, canceled orders from other retailers, close-outs and in-line product. The Company's ability to effectively execute its merchandising strategy is enhanced by building and maintaining strong vendor partnerships based on a high level of trust and integrity.

The 1/2 Price Stores have seven merchandise divisions with apparel representing the majority of the business. An eighth division, shoes, is now leased. The Home Furnishings division includes decorative home products, bedding and bath, housewares for the kitchen, luggage, rugs, picture frames, crystal, silver and framed art. The following table reflects the percentage mix of sales by merchandise division for Fiscal Year 1997:

MERCHANDISE DIVISION                 1997
---------------------               -----
Men's                                17.5%
Children's                            9.4
Women's Accessories                  12.4
Misses                               16.6
Juniors                               8.6
Intimate Apparel                      3.2
Home Furnishings                     26.5
Shoes                                 5.8
                                    -----
   Total                            100.0%
                                    =====

Maintaining a high percentage of recognizable department/specialty store brands in all product categories is the number one critical success factor to driving the business as well as maintaining the integrity of the mission. The Company's effort to both upgrade and expand the breadth of trusted brands is ongoing.

The following tables give examples of the national brands featured in each merchandise division:

MEN'S                 CHILDREN'S           ACCESSORIES

Guess                Izod                  Liz Claiborne
Calvin Klein         Calvin Klein          Monet
Izod                 Buster Brown          Anne Klein II
Bugle Boy            Adidas                Aris-Isotoner
Nike                 Bugle Boy             Guess
Adidas               Levis                 Christian Dior
Chaps                Lee Rider             Totes
Arrow                Pacific Trail         Gold Toe
Levi's               Osh Kosh B'Gosh       Elizabeth Arden
Union Bay            Mickey and Co.        Esprit
Pacific Trail        Reebok                Revlon
Haggar               My Michelle           Coty
Dockers              Fila                  Timex
Fila                 Guess                 Armitron

   MISSES               JUNIORS            INTIMATE APPAREL       HOME

Sag Harbor           Calvin Klein          Playtex              Samsonite
Nike                 Union Bay             Olga                 Rubbermaid
Erika Classics       Esprit                Wonderbra            Mikasa
Counterparts         Guess                 Rene Rofe            Springs
Fritzi               Big Flirt             Lilyette             Anchor-Hocking
Bill Blass           Wrappers              Warner's             Fieldcrest
Bugle Boy            Mickey and Co.        Joe Boxer            Mattel (Barbie)
Gloria               My Michelle           Bali                 Hasbro
  Vanderbilt         All That Jazz                              Burlington
Donnkenny            Generation X                               Dan River
Pacifica Trail                                                  Pfaltzgraff
Fila                                                            Cannon
Reebok                                                          Playskool

                                   FACILITIES

The Company's physical facilities consist of a corporate headquarters building of 98,700 square feet, a Distribution Center of 267,000 square feet (excluding internal mezzanine space of 111,400 square feet), and 31 1/2 Price Stores averaging 80,000 gross square feet and 62,000 square feet of selling space. The Company owns 103,700 square feet of the Distribution Center. The other 163,300 square feet, composed of two additions to the Distribution Center, are leased from entities owned by members of the Gordman family. Approximately one-third of the distribution center has been subleased to an unrelated third party effective in fiscal 1998. All other facilities are leased from third parties. The stores are primarily located in strip shopping centers, and are open seven days each week from 9:00 a.m. to 9:30 p.m., with extended hours during the Christmas selling season. The following table reflects the number of stores by state and market:

STATE                        STORES            STATE                      STORES

COLORADO                                       IOWA

     Denver area               3                   Des Moines                3
                                                   Sioux City                1
                                                   Council Bluffs            1
                                                   Waterloo                  1
                                                                          ------
                                                                             6

ILLINOIS                                       KANSAS

     Fairview Heights          1                   Kansas City area          2
                                                   Topeka                    1
                                                   Lawrence                  1
                                                   Wichita                   2
                                                                          ------
                                                                             5

MISSOURI                                       NEBRASKA

     Kansas City area          3                   Omaha                     4
     Springfield               1                   Lincoln                   1
     St. Louis area            2                   Fremont                   1
                             ----                  Hastings                  1
                               6                   Grand Island              1
                                                                          ------
                                                                             8

OKLAHOMA                                       SOUTH DAKOTA

     Tulsa                     1                   Sioux Falls               1


                                    TOTAL 31
                                          ==

                         MARKET POSITION AND COMPETITION

1/2 Price Stores is uniquely positioned vis-a-vis traditional department stores, discount chains and other off-price concepts, as it represents a synthesis of many of the best elements of all three formats. The quality, timeliness and composition of the merchandise of the Company differentiates it from many other off-price retailers which frequently offer a high percentage of irregulars, overstocks, and out of season products. In addition, a typical 1/2 Price Store is two to four times larger than most off-price stores, averaging over 62,000 selling square feet, and therefore can offer a much broader assortment of merchandise.

The Company differentiates itself from discount stores with respect to merchandise assortment, presentation and brands. The Company's merchandise is predominantly comprised of department and specialty store brands not carried by discounters. Additionally, over 70% of the Company's sales are generated by apparel and apparel-related merchandise, while the strength of most discount stores is non-apparel.

Each store is organized with clearly identifiable "shops" similar to a department store. A racetrack traffic aisle adjacent to the perimeter of the store provides easy visual and physical access to all departments. An updated store design and fixture system contributes to the contemporary department store atmosphere.

Approximately 80% of the Company's merchandise mix is comprised of department store and specialty store brands, with the remainder comprised primarily of highly recognizable discount store brands.

Consumer acceptance of the 1/2 Price Stores is demonstrated in the 1996 Omaha World-Herald Consumer Preference Survey which ranks the Company ahead of many national retailers with respect to market share. The average household income and education levels of a 1/2 Price Store customer are similar to that of a traditional department store shopper.

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

    IOWA

    Des Moines             Burlington Coat, JC Penney, K-Mart, Kohl's,
                           Montgomery Ward, Sears, Target, T.J. Maxx, Venture,
                           Von Maur, Wal-Mart and Younkers

    Sioux City             JC Penney, K-Mart, Sears, Shopko, Target, Wal-Mart,
                           Younkers and T.J. Maxx

    Waterloo Herberger's, JC Penney, K-Mart, Sears, Target, Venture, Von Maur, Wal-Mart and Younkers

    ILLINOIS

    Fairview               Dillards, Famous Barr, Grandpa's, JC Penney,
    Heights                Burlington Coat, K-Mart, Sears, Target, Venture,
                           Wal-Mart, T.J. Maxx, and Value City

    KANSAS

    Topeka Dillards, JC Penney, Jones Store, K-Mart, Montgomery Ward, Sears, Target, T.J. Maxx, Venture, Wal-Mart, Kohl's and Stein Mart

    Wichita Burlington Coat, Dillards, JC Penney, K-Mart, Montgomery Ward, Sears, Target, T.J. Maxx, Venture, Wal-Mart and Kohl's

    MISSOURI

    Kansas City area       Burlington Coat, Dillards, Halls, JC Penney, Jones
                           Store, K-Mart, Target, Marshall's, Montgomery Ward,
                           Sears, Stein Mart, T.J. Maxx, Venture, Wal-Mart,
                           Kohl's, and Jacobsons

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

    NEBRASKA

    Omaha/Council
    Bluffs Burlington Coat, Dillards, JC Penney, K-Mart, Marshall's, Outlet Mall, Sears, Shopko, Target, T.J. Maxx, Wal-Mart,, Younkers, Von Maur and Kohl's

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

    SOUTH DAKOTA

    Sioux Falls            Dayton's, JC Penney, K-Mart, Kohl's, Sears, Shopko,
                           Target, T.J. Maxx, Wal-Mart and Younkers

                                    EXPANSION

In 1995, the Company opened four new stores in Lakewood and Thornton (both in the Denver area), Colorado; Bridgeton (in the St. Louis area), Missouri; and Des Moines, Iowa. In March, 1996, the Company opened one new store in St. Charles (in the St. Louis area), Missouri. The Company did not open any new stores in fiscal 1997. A single- market store in Lawrence, Kansas, was closed at the end of fiscal 1997. In 1998 the Company will open a fourth store in the St. Louis market.

                                    SUPPLIERS

The total number of suppliers is approximately 1,500. The largest suppliers, based on Fiscal Year 1997 purchases are Currants, Levis, Nike, Bugle Boy, Common Scents, Fundamental Things, Sag Harbor, Rubbermaid, Gibson Greeting Cards, ACI, Miss Erika and Sovereign Sales. As a group, these suppliers accounted for less than 15% of total goods purchased by the 1/2 Price Stores in Fiscal Year 1997, although none individually accounted for more than 1.8%. The Company considers its supplier relations to be excellent.

                                  DISTRIBUTION

The Company's stores are served by a 267,000 square-foot Distribution Center located in Omaha (excluding internal mezzanine space of 111,400 square feet). In addition, the Company owns land adjacent to the Distribution Center which could provide for an additional 76,000 square feet of high cubic storage. In January 1998, the Company subleased approximately 81,000 square feet of the distribution center facility for a five year term. Management believes that the current storage and processing capacity of the Center can support the Company's planned store expansion for several years.

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

The Distribution Center processed approximately 28.5 million pieces in Fiscal Year 1997. Merchandise is processed through the Distribution Center in an average of 4.3 working days, and is subsequently delivered to the stores two to three times per week, depending on the current activity and volume of the stores. Deliveries to stores are made with a combination of the Company's fleet of leased tractors and owned trailers as well as contracted carriers.

                          INFORMATION TECHNOLOGY (I.T.)

Recognizing the value of advanced systems as a competitive tool, Company management has been a strong advocate of management information system development. The Company has previously upgraded its data processing equipment on a consistent basis in accordance with substantial information system planning.

Having replaced former batch systems with the latest generation of efficient, on-line, fully integrated database systems, the Company has available to it all application programs found in most major retail companies. In a great number of these applications, data can be accessed on-line at any of over 200 terminals throughout the Company's stores, corporate offices and the Distribution Center. I.T. provides the Company with sophisticated on-line merchandise and executive information systems, as well as an array of merchandise, financial, inventory and other reports. Management is determined to make critical information available to anyone requiring it.

Since 1974, the Company has been 100% electronic point of sale (POS) installed and uses IBM terminals. The Company currently operates on an IBM 9672-R12 CMOS mainframe. Additionally, local area networks (LANs) are set up to off-load non-critical processing from the mainframe. Personal desktop and notebook computers support users of information with graphical user interfaces and various "client-server" protocols. Also, a wide area network (WAN) capability is implemented using frame relay protocols.

The Company is addressing the information technology issues surrounding the year 2000. At present, the Company has reviewed all programs for potential year 2000 issues and has compiled an inventory and assessment of those programs affected. Approximately 15% of the Company's programs require some level of modification to become compliant with the year 2000. During fiscal 1998, the Company will complete the process of changing or replacing affected programs and fully testing the revised versions. This process will include replacing the Company's mainframe financial software with year 2000 compliant client server based financial system. Management does not expect the costs of complying with year 2000 issues to be material (these costs are being expensed as incurred) to the Company nor does it expect the year 2000 issue to adversely impact the Company's operations. However, failure to remediate the year 2000 issues could have a significant impact on the Company's operations.

                                    MARKETING

The Company's marketing strategy employs a comprehensive and integrated communications program focused on broadening its customer base in conjunction with maximizing the value of existing customers.

The foundation of the communications strategy is the Sunday newspaper preprint. Sunday preprints are the consumer's primary reference library for choosing where to shop, and is the best medium for generating overall store traffic and sales. Preprints also serve as a catalog to showcase the depth and breadth of the Company's merchandise mix. Television is the primary medium to maximize consumer awareness and gain new customers due to its wide reach, and is designed to clearly position the stores in the marketplace. A new television campaign was initiated in 1997 to develop a clearly defined, unique position for the 1/2 Price Stores as a viable alternative to department and specialty stores.

An outside agency is utilized for executing the broadcast media activity. The Company's advertising department is responsible for all other creative and marketing services, including the design, development and production of all print- related activity, which includes newspaper ads, newspaper inserts (preprints), direct mail and in-store signing. The department's in-house capabilities include creative concept and design, copywriting, photography, MacIntosh desktop publishing, marketing research and print media buying.

                            MANAGEMENT AND EMPLOYEES

The Company has no unions or collective bargaining agreements and has experienced no work stoppages at any time in its history. The Company currently employs approximately 900 full-time and 1,500 part-time associates. The Company offers to its employees a wide range of benefits which are competitive with those offered by other major retailers. For all management and full-time hourly personnel, the Company funds a major portion of the insurance program, which includes health insurance and major medical, dental assistance, and life insurance, as well as short and long-term disability. Various performance incentives and a 401(k) Plan are also provided to all employees.

SELECTED FINANCIAL DATA

The following table contains certain selected financial data for the Company for each of the last five Fiscal Years through January 31, 1998, and should be read in conjunction with the consolidated financial statements, including the related notes thereto, included elsewhere in this document and with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                                                                           FISCAL YEARS ENDED
                                              ---------------------------------------------------------------------------
                                              JANUARY 31,      FEBRUARY 1,     FEBRUARY 3,     JANUARY 28,     JANUARY 29,
                                                 1998             1997            1996           1995            1994
                                              ----------       ----------      ----------      ----------      ---------
                                                     (in thousands, except per share and selected operating data)
Income Statement Data:
Net sales                                      $ 193,284       $ 197,024       $ 206,520       $ 191,148       $167,638

Gross margin                                        35.4%           34.5%           32.7%           35.6%          34.7%

Income (loss) from operations                      1,752          (1,944)         (2,001)          5,351          4,109

Income (loss)  before extra-
 ordinary item                                    (1,024)         (5,552)         (5,775)          1,419            667

Net income (loss) (1)                             (1,024)      $  (3,429)      $     775       $   1,419       $ 15,867

Basic and diluted weighted
average shares outstanding                        26,895          27,300          27,720          27,000         26,400

Basic and diluted income (loss) per share:

 Income (loss)  before
  extraordinary item                           $    (.04)      $    (.20)      $    (.19)      $     .05       $    .02

 Extraordinary item (1)                             --              (.08)            .22            --              .51
                                               ---------       ---------       ---------       ---------       --------
 Net income (loss) per share                   $    (.04)      $    (.12)      $     .03       $     .05       $    .53
                                               =========       =========       =========       =========       ========

Dividends paid on  common stock                     --              --              --              --             --

Selected Operating Data:

Stores open at  end of year                           31              32              31              27             23
Change in comparable
 store sales                                           0%            (10)%            (6)%            (5)%            2%

Balance Sheet Data: (end of period)

Total assets                                      37,260          42,849          52,009          57,861         57,846
Long term debt (less current portion)               --              --             4,592           7,763         17,086
Capital lease
  obligations (less current portion)               7,986           9,259          10,594          11,824         13,022


 (1) The extraordinary item included in net income(loss) is an adjustment to the estimated liability to prepetition creditors made subsequent to approval of the Plan of Reorganization. These extraordinary items did not involve the receipt or payment of cash.

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

                                                                              PERCENTAGE
                                                                           INCREASE (DECREASE)
                                           PERCENTAGE OF SALES            ---------------------
                                               FISCAL YEARS                 FROM         FROM
                                    --------------------------------       1996 TO      1995 TO
                                     1997         1996         1995         1997         1996
                                    ------       ------       ------       -------      -------
Net Sales                            100.0%       100.0%       100.0%        (1.9)%       (4.6)%
Cost of Sales                         64.6         65.5         67.3         (3.2)        (7.1)
                                    ------       ------       ------       ------       ------
Gross Profit                          35.4         34.5         32.7          0.6          0.1

Operating and Administrative
  Expenses                            35.0         35.5         33.7         (3.4)         0.5
Unusual Items                         (0.3)        --           --          100.0         --
License Fees                          (0.2)        --           --          100.0         --
                                    ------       ------       ------       ------       ------
Income (loss) from Operations          0.9         (1.0)        (1.0)       190.1          2.8

Interest Expense                       1.4          1.8          1.8        (23.1)        (0.4)
                                    ------       ------       ------       ------       ------

Loss  Before Extraordinary Item       (0.5)        (2.8)        (2.8)        86.1         --
Extraordinary  Item-Gain on
 Debt Forgiveness                     --            1.1          3.2       (100.0)       (67.6)
                                    ------       ------       ------       ------       ------

Net Income (loss)                     (0.5)%       (1.7)%        0.4%        70.1%      (542.3)%
                                    ======       ======       ======       ======       ======



                            FISCAL YEAR 1997 COMPARED
                               TO FISCAL YEAR 1996

Net Sales for fiscal 1997 decreased approximately $3,740,000, or 2%, compared to net sales for fiscal 1996. The decrease was primarily the result of the Company leasing its shoe division during the fourth quarter of 1997. On a comparable store basis, sales were flat compared to last year. Comparable store sales decreased by 8% in the first half of fiscal 1997 and increased by 6% during the second half of fiscal 1997.

Approximately half of the decrease in sales for the first six months of the year was the result of the Company's strategic shift in its marketing and merchandising strategy of emphasizing the inherent value of its desirable brand name merchandise at everyday prices well below department and specialty store regular prices. During comparable periods of fiscal 1996, the Company was driving sales through a promotional and advertising plan that offered discounts off everyday prices. That practice was changed during July, 1996, and thus had no effect on the second half of fiscal 1997. The remainder of the decrease during the first half was due primarily to weak sales in the shoe and home divisions.

The increase in net sales during the second half of fiscal 1997 was the result of continued strong sales increases in the women's, juniors, intimate apparel and accessories divisions, coupled with improvements in sales in the men's and home divisions. Second half sales were positively impacted by an increased flow of inventory receipts.

Gross Profit increased by approximately $438,000 or 1% for fiscal 1997 compared to the fiscal 1996. Gross margin percentage increased to 35.4% in fiscal 1997 compared to 34.5% for fiscal 1996. The increases in gross margin percentage was the result of the Company's strategy described above which reduced the amount of promotional discounting in prices.

Operating and Administrative Expenses decreased approximately $2,354,000, or 3%, during fiscal 1997 compared to fiscal 1996. As a percentage of net sales, operating and administrative expenses were 35.0% in 1997 versus 35.5% in 1996. The decrease in expenses was the result of lower payroll and other costs at the corporate office and distribution center, severance expense of $1.4 million related to former executives during 1996 and lower depreciation expense.

Unusual Items provided a net benefit of $490,000 to the fiscal 1997 results. Unusual items consist of a $723,000 gain on the sale of a store lease, a $15,000 gain on the bulk sale of shoe inventory in conjunction with leasing the shoe department, and a $248,000 charge for severance and workforce reduction in 1997.

License Fees contributed $414,000 in fiscal 1997. These represent the Company's commission on shoe sales in its stores. The shoe department was leased effective in November 1997. Shoe sales after leasing the department are no longer included in sales or comparable store sales.

Interest Expense decreased by approximately $832,000 for fiscal 1997 compared to fiscal 1996. The decrease in interest expense was primarily the result of decreases in borrowings on the Company's revolving line of credit.

No income tax expense was recorded in Fiscal Years 1997 and 1996 due to the fact that a taxable loss was incurred, which increased the Company's net operating loss carryforward.

Net Loss Before Extraordinary Items for fiscal 1997 was $1,024,000 compared to a loss of $5,553,000 for fiscal 1996, an improvement of $4,529,000.


                            FISCAL YEAR 1996 COMPARED
                               TO FISCAL YEAR 1995

Net sales in 1996 of $197.0 million decreased $9.5 million, or 4.6%, versus net sales for 1995 of $206.5 million. However, excluding 1995's 53rd week, the sales decrease would have been 3.8%. Comparable store sales decreased $19.2 million, or 10.4% to 1995. Sales were negatively impacted by a shift in the Company's advertising strategy from driving business by offering discounts off every day prices to marketing desirable name brands at the Company's every day prices, which are substantially below department and specialty store regular prices.

Notwithstanding the decline in comparable store sales on an annual basis during 1996, the rate of this decline moderated from the first half to the second half of the year. The Company attributed this improvement to a better selection of recognizable department and specialty store name brands, as well as a smoother flow of merchandise receipts.

Gross profit - The 1996 gross margin percentage of 34.5% was up versus 32.7% in 1995. This improvement translated into a slight increase of $418,000, or 0.6%, in gross margin dollars to $68.0 million despite a 4.6% decrease in sales. The entire gross margin percentage improvement over the previous year occurred in the second half, which increased 3.0 percentage points to 34.5% compared to 31.5% in the second half of 1995.

The gross margin percentage improvement was primarily attributable to a reduced level of markdowns compared to the previous year and a LIFO credit of $753,000 in 1996 versus a $371,000 LIFO provision in fiscal 1995. Markdowns were lower due to a combination of not discounting off regular prices as a vehicle to drive business, as discussed previously, and a more controlled approach to inventory management. In conjunction with improved inventory controls, fourth quarter average inventories decreased by 13% compared to the previous year. The gross margin improvement was also due to a higher initial markup in the second half of
0.7 percentage points. The LIFO credit in 1996 was the result of reduced inventory levels.

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

Operating and administrative expenses in 1996 were $70.0 million and $69.6 million in 1995, an increase of 0.5%. As a percentage of net sales, operating and administrative expenses were 35.5% and 33.7% in 1996 and 1995 respectively. The increase in operating and administrative expenses as a percentage of net sales was primarily the net result of an increase in advertising expense, offset by payroll reductions. However, the Company recorded severance expense of approximately $1.4 million during Fiscal Year 1996 in connection with the resignations of two of the Company's executive officers.

Income (loss) from operations - During Fiscal Year 1996, the Company incurred a net loss from operations of approximately $1.9 million versus an operating loss of $2.0 million in 1995. Excluding the non-recurring severance expenses referenced above, the net loss from operations incurred in 1996 would have been $0.5 million, an improvement of approximately 72.8% compared to 1995. The Company's net income from operations during the second half of $2.7 million represents a major improvement compared to $347,000 for the same period in the previous year. Again, the Company attributes these favorable second half operating results in part to the strategic initiatives described previously.

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

In Fiscal Years 1996 and 1995, the Company recorded extraordinary gains of $2.1 million and $6.5 million, respectively, as a result of revising the estimate of amounts to be paid to the Company's unsecured creditors

                         LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity, as defined by line of credit borrowings and excess availability on the line, has strengthened considerably, when compared to fiscal 1996:

         - The Company generated positive cash flow from operations of $8.7 in fiscal 1997 compared to $3.2 million in fiscal 1996.

         - The Company's average excess borrowing capacity for fiscal 1997 was $9.1 million an increase of 34% compared to fiscal 1996.

         - The Company's average borrowings for fiscal 1997 were $11.7 million, a decrease of 17% versus fiscal 1996.

These results are primarily attributable to the following:

     1. During fiscal 1997, average inventories were 20% less than in fiscal 1996. This improvement was achieved by better correlating receipt flow to sales, taking markdowns on a timely basis and using system and managerial control to maintain desired inventory levels. At year end, merchandise inventories were lower than last year by $3,953,000 or 16%. Inventory turnover and gross margin return on inventory (GMROI) improved significantly during fiscal 1997. Inventory turned 3.4 times in fiscal 1997 compared to 2.8 times in fiscal 1996, a 21% improvement. GMROI increased to 2.1 times in fiscal 1997 from 1.7 times in fiscal 1996, an increase of 24%.

     2. The Company negotiated amendments to its financing agreement with its primary lender, Congress Financial Corporation (Central) during 1996 and early 1997, which provided for additional borrowings and cash availability. The current loan agreement extends to October 1999, and provides a maximum line of $27.5 million. The interest rate is prime plus 1%. The agreement with Congress does not have a clean down provision nor any covenants specifying the Company's earnings, working capital, net worth, or cash flow levels.

During Fiscal Year 1997, the weighted average short-term borrowings were $11.7 million against the Company's lines of credit and peak short-term borrowings were $18.9 million. These borrowings compare with weighted average short-term borrowings against the Company's lines of credit of $14.1 million and $8.9 million, respectively, during fiscal years 1996 and 1995, and peak short-term borrowings of $20.5 million and $19.6 million, respectively, during fiscal years 1996 and 1995. At the end of Fiscal Year 1997, there were short-term borrowings of $2.9 million, and at the end of Fiscal Years 1996 and 1995 there were short-term borrowings $7.3 million and $7.7, respectively. At the end of Fiscal Year 1997, the Company had unused availability on its line of $11.9 million, and at the end of Fiscal Years 1996 there was unused availability under the line of $8.4 million.

In January, 1997, the Creditors' Committee agreed to defer the $1.9 million payment due then (the 1997 Payment) under the Plan for one year. In January, 1998, the Company escrowed the 1997

Payment in full and disbursed that amount to its prepetition creditors on March 18, 1998. The Creditors' Committee agreed to defer $1.8 million of the 1998 Payment as well. The Company had the cash availability under its line of credit to make the entire payment in January 1998; however, the Company sought the partial deferral in an effort to maximize its financial flexibility during fiscal 1998. The remaining $1.8 million obligation must be paid in increments of $200,000 at the end of April, July and October of 1998 with the remaining $1.2 million scheduled for payment on January 31, 1999. The remaining obligation is collateralized by an interest in a portion of the Company's distribution center, and will bear interest at a rate of 12%.

The Company's primary ongoing cash requirements are for operating expenses, inventory and remaining payments to the Company's creditors (pursuant to the Plan). The Company's primary sources of funds for its business activities are cash from operations and borrowings under its revolving credit facility with Congress Financial Corporation (Central). In addition, short term trade credit (normally for 30-day periods) represents a significant source of financing for merchandise inventories. During fiscal 1997 approximately 28% of the Company's purchases, were prepaid because the vendor or its factor would not extend normal credit terms to the Company. The percentage of prepayments decreased in the second half of fiscal 1997 as the Company continued to seek improved credit arrangements with vendors and factors. Management believes the percentage of prepayments will continue to decrease over the next year.

During fiscal 1997, 1996 and 1995 capital expenditures were approximately $1.5 million, $.6 million and $2.8 million, respectively . The Company anticipates capital expenditures will be approximately $1.5 million in fiscal 1998.

The Company recognizes that it has a high level of indebtedness, primarily in the form of line of credit borrowings, creditor debt and capital lease obligations. Its projections take this fact into account, and the Company believes that future cash flows will be sufficient to cover this level of indebtedness. Management believes that with its present operating plan and continued focus on liquidity, cash flow from operations and the existing credit facility will be sufficient to fund capital expenditures, working capital requirements (including prepayments to vendors not extending terms), creditor and other obligations.

SEASONALITY AND INFLATION

The company's business is seasonal, with the back-to-school season (primarily August) historically contributing approximately 10% of annual sales and the Christmas season (November and December) accounting for approximately 28% of annual sales. Sales and income are also affected by the timing of new store openings. Although the Company's operations are influenced by general economic conditions and inflationary pressures, the Company does not believe that inflation has had a material effect on operations during the past 3 to 5 years.

RISKS

Throughout this Annual Report to Shareholders, particularly the Letter to Shareholders, the Progress Report and Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company and persons acting on its behalf have made certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). These forward-looking statements are identified as including terms such as "may," "will," "should," "anticipates," "expects," "plans," "intends" or similar language. Such statements are made in good faith by the Company and such persons pursuant to the safe-harbor provisions of the 1995 Act. In connection with these safe-harbor provisions, the Company has identified herein important factors which could cause actual results to differ materially from those contained in any forward-looking statement made by or on behalf of the Company. The Company further cautions that the factors identified herein are not exhaustive or exclusive. The Company does not undertake to update any forward-looking statement which may be made from time to time by or on behalf of the Company.

With respect to those forward-looking statements included in the annual report, some of the factors which may impact the Company's future results and financial condition include the following: (i) the continued availability of trade credit from the Company's suppliers; (ii) the ability to achieve expected cash flow from operations; and (iii) the Company's high level of indebtedness.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Richman Gordman 1/2 Price Stores, Inc.

Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of Richman Gordman 1/2 Price Stores, Inc. and subsidiary as of January 31, 1998 and February 1, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Richman Gordman 1/2 Price Stores, Inc. and subsidiary as of January 31, 1998 and February 1, 1997 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, on October 20, 1993 the Company emerged from Chapter 11 bankruptcy pursuant to a confirmed Plan of Reorganization. Under the Plan of Reorganization, the Company is required to comply with certain terms and conditions as more fully described in Note A.



DELOITTE & TOUCHE LLP

March 27, 1998
Omaha, Nebraska

RICHMAN GORDMAN 1/2 PRICE STORES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                             YEARS ENDED
                                                   -----------------------------------------------------------
                                                     JANUARY 31,             FEBRUARY 1,           FEBRUARY 3,
                                                        1998                    1997                  1996
NET SALES                                          $ 193,284,204          $ 197,023,821          $ 206,520,255

COST OF SALES                                       (124,823,501)          (129,000,923)          (138,915,561)
                                                   -------------          -------------          -------------
           Gross Profit                               68,460,703             68,022,898             67,604,694

OPERATING AND ADMINISTRATIVE EXPENSES                (67,613,052)           (69,967,273)           (69,605,046)

UNUSUAL ITEMS (Note I)                                   490,349                   --                     --

LICENSE FEES                                             414,376                   --                     --
                                                   -------------          -------------          -------------
           Income (loss) from operations               1,752,376             (1,944,375)            (2,000,352)

INTEREST EXPENSE                                      (2,775,885)            (3,608,220)            (3,774,423)
                                                   -------------          -------------          -------------
LOSS BEFORE PROVISION FOR INCOME
  TAXES AND EXTRAORDINARY ITEM                        (1,023,509)            (5,552,595)            (5,774,775)

PROVISION FOR INCOME TAXES (Note H)                         --                     --                     --
                                                   -------------          -------------          -------------
LOSS BEFORE EXTRAORDINARY ITEM                        (1,023,509)            (5,552,595)            (5,774,775)

EXTRAORDINARY ITEM - GAIN ON DEBT
  FORGIVENESS (Note A)                                      --                2,123,096              6,550,230
                                                   -------------          -------------          -------------
NET INCOME (LOSS)                                  $  (1,023,509)         $  (3,429,499)         $     775,455
                                                   -------------          -------------          -------------
BASIC AND DILUTED INCOME (LOSS) PER SHARE:
  Income (loss) before extraordinary item          $       (0.04)         $       (0.20)         $       (0.21)
  Extraordinary item                                        --                     0.08                   0.24
                                                   -------------          -------------          -------------
NET INCOME (LOSS) PER SHARE                        $       (0.04)         $       (0.12)         $        0.03
                                                   -------------          -------------          -------------


See notes to consolidated financial statements.

RICHMAN GORDMAN 1/2 PRICE STORES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

                                                                                               JANUARY 31,            FEBRUARY 1,
ASSETS                                                                                            1998                   1997
CURRENT ASSETS:
  Cash                                                                                        $    453,830           $    388,267
  Accounts receivable, less allowance for doubtful accounts of $708,909 and $587,150             1,172,613                782,312
  Merchandise inventories (Note C)                                                              21,361,381             25,314,919
  Prepaid expenses and other current assets                                                      1,500,062              1,883,490
                                                                                              ------------           ------------
           Total current assets                                                                 24,487,886             28,368,988

PROPERTY, BUILDINGS AND EQUIPMENT, net (Notes D and F)                                          12,698,277             14,267,207

OTHER ASSETS                                                                                        74,124                212,904
                                                                                              ------------           ------------
                                                                                              $ 37,260,287           $ 42,849,099
                                                                                              ============           ============
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Line of credit borrowings (Note F)                                                          $  2,946,658           $  7,281,732
  Accounts payable                                                                               9,478,564              7,038,664
  Accrued expenses (Note E)                                                                      8,163,890              6,998,440
  Notes payable (Note F)                                                                         2,100,201              4,537,056
  Current maturities of capital lease obligations (Note G)                                       1,273,386              1,335,379
                                                                                              ------------           ------------
           Total current liabilities                                                            23,962,699             27,191,271

CAPITAL LEASE OBLIGATIONS, net of current portion (Note G)                                       7,985,563              9,258,949

OTHER LONG-TERM LIABILITIES                                                                        450,011                513,356

COMMITMENTS AND CONTINGENCIES (Notes G, H and J)

STOCKHOLDERS' EQUITY:
  Common stock (Note K):
    Series A common stock, $.01 par value; 19,800,000 shares authorized; 19,260,000
      shares outstanding                                                                           192,600                192,600
    Series B common stock, $.01 par value; 10,200,000 shares
      authorized, issued and outstanding                                                           102,000                102,000
  Paid-in capital                                                                                4,562,886              4,562,886
  Retained earnings                                                                                230,248              1,253,757
  Less: Treasury stock, at cost, 2,565,000 shares                                                 (225,720)              (225,720)
                                                                                              ------------           ------------
           Total stockholders' equity                                                            4,862,014              5,885,523
                                                                                              ------------           ------------
                                                                                              $ 37,260,287           $ 42,849,099
                                                                                              ============           ============

See notes to consolidated financial statements

RICHMAN GORDMAN 1/2 PRICE STORES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                          COMMON STOCK
                                      --------------------    ADDITIONAL
                                       SERIES      SERIES      PAID-IN       RETAINED        TREASURY
                                         A           B         CAPITAL       EARNINGS          STOCK         TOTAL


BALANCE, January 28, 1995             $169,200    $102,000    $4,238,238    $ 3,907,801     $    --       $ 8,417,239

  Issuance of 720,000 new Series
    A shares to executive officers
    under the Reorganization Plan        7,200        --         198,288           --            --           205,488

  Net income                              --          --            --          775,455          --           775,455
                                      --------    --------    ----------    -----------     ---------     -----------
BALANCE, February 3, 1996              176,400     102,000     4,436,526      4,683,256          --         9,398,182

  Purchase of Treasury Stock              --          --            --             --        (225,720)       (225,720)

  Issuance of 1,620,000 new Series
    A shares to executive officers
    under the Reorganization Plan       16,200        --         126,360           --            --           142,560

  Net loss                                --          --            --       (3,429,499)         --        (3,429,499)
                                      --------    --------    ----------    -----------     ---------     -----------
BALANCE, February 1, 1997              192,600     102,000     4,562,886      1,253,757      (225,720)      5,885,523

  Net loss                                --          --            --       (1,023,509)         --        (1,023,509)
                                      --------    --------    ----------    -----------     ---------     -----------
BALANCE, January 31, 1998             $192,600    $102,000    $4,562,886    $   230,248     $(225,720)    $ 4,862,014
                                      --------    --------    ----------    -----------     ---------     -----------

See notes to consolidated financial statements.

RICHMAN GORDMAN 1/2 PRICE STORES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                YEARS ENDED
                                                              -------------------------------------------------
                                                              JANUARY 31,        FEBRUARY 1,        FEBRUARY 3,
                                                                 1998                1997               1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                           $(1,023,509)       $(3,429,499)       $   775,455
  Adjustments to reconcile net income (loss) to net
    cash flows from operating activities:
      Extraordinary item-gain on debt forgiveness                    --           (2,123,096)        (6,550,230)
      Depreciation and amortization                             2,120,935          3,073,376          3,050,338
      LIFO (credit) provision                                  (1,563,897)          (753,229)           370,602
      Loss (gain) on sale of property                              18,542           (166,029)              --
    Net changes in assets and liabilities:
      Accounts receivable                                        (390,301)           146,480            349,919
      Merchandise inventories                                   5,517,435          6,224,669            717,923
      Prepaid expenses and other current assets                   383,428            261,747         (1,353,341)
      Other assets                                                 88,780            606,974           (584,623)
      Accounts payable                                          2,439,900           (914,360)        (3,222,027)
      Accrued expenses and other liabilities                    1,102,105            223,864            (77,146)
                                                              -----------        -----------        -----------
           Net cash flows from operating activities             8,693,418          3,150,897         (6,523,130)
                                                              -----------        -----------        -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                         (1,456,046)          (592,326)        (2,820,309)
  Proceeds from sale of land and equipment                        935,499            250,261               --
  Other                                                              --                8,181              4,572
                                                              -----------        -----------        -----------
           Net cash flows from investing activities              (520,547)          (333,884)        (2,815,737)
                                                              -----------        -----------        -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (payments on) proceeds from line of
    credit borrowings                                          (4,335,074)          (409,191)         7,690,923
  Payments on obligations under capitalized leases             (1,335,379)        (1,229,819)        (1,206,320)
  Payment to prepetition secured creditors                       (426,555)          (778,426)          (804,000)
  Principal payments to prepetition unsecured creditors        (1,793,728)          (273,602)        (2,461,200)
  Payments on other debt obligations                             (216,572)              --                 --
  Purchase of treasury stock                                         --             (225,720)              --
                                                              -----------        -----------        -----------
           Net cash flows from financing activities            (8,107,308)        (2,916,758)         3,219,403
                                                              -----------        -----------        -----------
INCREASE (DECREASE) IN CASH                                        65,563            (99,745)        (6,119,464)

CASH, Beginning of year                                           388,267            488,012          6,607,476
                                                              -----------        -----------        -----------
CASH, End of year                                             $   453,830        $   388,267        $   488,012
                                                              -----------        -----------        -----------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash payments for interest                                  $ 2,823,527        $ 3,278,245        $ 3,764,040
                                                              -----------        -----------        -----------


See notes to consolidated financial statements.

RICHMAN GORDMAN 1/2 PRICE STORES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 1998, FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

A. REORGANIZATION, BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND RECENT DEVELOPMENTS

      On June 17, 1992, Richman Gordman Stores, Inc. and its two wholly owned subsidiaries, Richman Gordman Department Stores, Inc. and 1/2 Price Stores, Inc. (collectively the "Company") filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code ("Chapter 11") in the United States Bankruptcy Court for the District of Nebraska. Under Chapter 11, certain claims against the Company were stayed while the Company continued business operations as a debtor-in-possession. These claims, which totaled $72,399,717 at January 30, 1993, were reflected as "Liabilities Subject to Compromise" as required under Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code.

      On October 20, 1993 (the "Effective Date"), the Company emerged from Chapter 11 pursuant to a confirmed Plan of Reorganization (the "Plan"). As part of the Plan, Richman Gordman Stores, Inc. and its two wholly-owned subsidiaries, Richman Gordman Department Stores, Inc. and 1/2 Price Stores, Inc. merged and now operate as Richman Gordman 1/2 Price Stores, Inc. (a Delaware corporation). P.H. of Florida, Inc. was retained as a subsidiary of the Company. The Plan provided for, among other things, the cancellation of all prepetition ownership interests of the Company; the issuance of 54% of the new authorized common stock of the Company to certain prepetition owners; the issuance of 34% of the new authorized common stock of the Company to the unsecured creditors (estimated fair value at the time of issuance was $3,308,000); cash payments over a period of five years to the prepetition unsecured creditors (see Note F); cash payments of priority claims; and the assumption or rejection of unexpired leases. The Plan also required the Company to maintain minimum levels of annual cumulative earnings before interest, taxes, depreciation and amortization, but this requirement was waived in April of 1996 for the remainder of the Plan term. The present value of amounts expected to be paid to the unsecured creditors were accrued at January 29, 1994.

      During fiscal 1995 and 1996, the Company lowered its estimate of the amounts expected to be repaid to the unsecured creditors under the Plan based on revised estimates of future earnings, cash flow and net operating loss tax benefits. As a result, extraordinary gains of $6,550,230 and $2,123,096 were recorded in fiscal 1995 and 1996, respectively, to reflect the change in this estimated liability to be paid to the unsecured creditors. During fiscal 1996 and 1997, the Company also obtained waivers to extend the due dates of portions of the cash payments required to be paid to the unsecured creditors.

      As a result of poor operating performance in fiscal 1995 and the first half of fiscal 1996, the Company had a change in senior management in June 1996 and then initiated changes in its strategic and tactical approach to operations. The changes have impacted most aspects of the Company, while the key changes included re-establishing the integrity of the pricing, increasing the offerings of desirable brand name merchandise, upgrading store presentation and environment and changing the marketing approach. Subsequent to change in senior management, the Company has generated positive operating cash flow and has maintained excess borrowing capacity on its line of credit. Management's financial plan for fiscal 1998 indicates the Company will have adequate financing for inventory purchases and operations for the entire year given its existing levels of financing from its line of credit and vendors.

B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      DESCRIPTION OF BUSINESS - Richman Gordman 1/2 Stores, Inc. operates 31 1/2 Price Stores in eight states. The 1/2 Price store concept is to offer instantly recognizable brand name products at prices up to one-half off department and specialty store regular prices through a visually appealing and well organized store environment that presents strong clarity of offer.

      CONSOLIDATION - The consolidated financial statements include the accounts of Richman Gordman 1/2 Price Stores, Inc. and its wholly-owned subsidiary, P.H. of Florida. All material intercompany accounts and transactions have been eliminated in consolidation.

      FISCAL YEAR - Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. Accordingly, results for fiscal years 1997 and 1996 represent the fifty-two week periods ended January 31, 1998 and February 1, 1997, respectively, and fiscal year 1995 represents the fifty-three week period ended February 3, 1996.

      REVENUE RECOGNITION - The Company operates on a cash and carry basis. Revenue is recognized at the time of sale and merchandise returns are estimated and accrued at the end of each period.

      MERCHANDISE INVENTORIES - Merchandise inventories are stated at the lower of cost or market, using the last-in, first-out (LIFO) method.

      PROPERTY, BUILDINGS AND EQUIPMENT - Property, buildings and equipment are recorded at cost and are depreciated for financial reporting purposes using the straight-line method over their estimated useful lives. Leasehold improvements are depreciated over their related lease terms or useful life, generally two to 40 years while furniture, fixtures and equipment are depreciated over a period of two to 10 years. Buildings and equipment recorded under capital leases are amortized using the straight-line method over the shorter of the related lease terms or useful life of the assets, generally two to 32 years.

      During fiscal 1997, the Company evaluated the useful lives of certain of its equipment, fixtures and leaseholds and adjusted the useful lives where deemed appropriate. These changes in estimates reduced depreciation expense by approximately $644,000 compared to what depreciation expense would have been under the previous useful lives.

      DEFERRED FINANCING CHARGES - Deferred financing charges are amortized using the straight-line method over the term of the related financing agreement.

      PRE-OPENING COSTS - Costs associated with the opening of new stores are expensed during the fiscal year the stores are opened.

      STOCK-BASED COMPENSATION - The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25).

      ADVERTISING COSTS - Advertising costs are expensed as incurred and amounted to $8,539,000, $9,065,300 and $8,104,000 for fiscal years 1997,
      1996 and 1995, respectively.

      FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and accounts receivable. The Company places cash in highly rated financial institutions and in very short term investments. Concentration of credit risk with respect to accounts receivable are limited due to the large number of customer balances and the ability to affect receivables from vendors against payables to the same vendor.

      EARNINGS PER SHARE - The Financial Accounting Standards Board (FASB) issued Statement No. 128, Earnings Per Share, which is effective for 1997 financial statements. FASB No. 128 requires dual presentation of Basic and Diluted earnings per share for all periods for which an income statement is presented. Basic earnings per share are based on the weighted average outstanding common shares during the period. Diluted earnings per share are based on the weighted average outstanding common shares and the effects of all dilutive potential common shares, such as stock options. All prior periods earnings per share have been restated in accordance with FASB No. 128.

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

      ACCOUNTING PRONOUNCEMENTS - In June 1997, the FASB issued Statement No. 131, Disclosure About Segments of an Enterprise and Related Information, which will be effective in 1998. FASB No. 131 establishes standards for the way public enterprises report information about operating segments. The Company currently complies with most provisions of this statement and any incremental disclosure required by that statement is expected to be minimal.

C.    INVENTORY

      The Company accounts for its inventories using the LIFO method. Total inventories (and working capital and stockholders' equity) would have been higher by $6,298,851 and $7,862,748 at January 31, 1998 and February 1, 1997, respectively, had the Company used the FIFO (first-in, first-out) method for determining inventory costs. During fiscal years 1997, 1996 and 1995 inventory quantities were reduced resulting in a liquidation of certain LIFO layers carried at costs which were lower than the costs of current purchases, the effect of which decreased the cost of sales by approximately $674,000, $647,000 and $89,000, respectively.

      Included in inventory is $2,224,725 and $2,150,981 of prepaid inventory at January 31, 1998 and February 1, 1997, respectively.

D.    PROPERTY, BUILDINGS AND EQUIPMENT

      Property, buildings and equipment consist of:


                                            JANUARY 31,            FEBRUARY 1,
                                               1998                    1997
Land                                       $    627,018           $  1,406,060
Leasehold improvements                       10,460,255              9,874,626
Furniture, fixtures and equipment            16,747,379             16,051,961
Capitalized leases                           19,531,569             19,531,569
                                           ------------           ------------
                                             47,366,221             46,864,216
Less accumulated depreciation               (34,667,944)           (32,597,009)
                                           ------------           ------------
                                           $ 12,698,277           $ 14,267,207
                                           ============           ============

E.    ACCRUED EXPENSES

      Accrued expenses consist of the following:

                                   JANUARY 31,                 FEBRUARY 1,
                                      1998                        1997

Taxes accrued and withheld         $2,607,020                  $1,991,390
Store operating expenses            3,609,788                   2,885,302
Employee compensation               1,897,458                   2,016,882
Interest                               49,624                     104,866
                                   ----------                  ----------

                                   $8,163,890                  $6,998,440
                                   ==========                  ==========

F.    FINANCING AGREEMENTS

      The Company has a financing agreement with Congress Financial Corporation (Central) which provides for revolving credit borrowings and letters of credit of up to $27.5 million. Borrowings under this agreement bear interest at a rate which is 1% over prime. The term of the financing agreement extends to October 1999. The amounts the Company is permitted to borrow under the agreement are determined by a formula based upon eligible inventory. Excess availability under this agreement at January 31, 1998 and February 1, 1997 totalled $11,861,000 and $8,423,000, respectively. At the end of fiscal 1997 and 1996 borrowings were $2,946,658 and $7,281,732, respectively, and the Company had outstanding letters of credit totaling approximately $355,000 and $256,000, respectively. The maximum amount of revolving credit borrowings during fiscal year 1997, 1996 and 1995 was $18,916,000, $20,515,000 and $19,587,000, respectively. The weighted average amount of revolving credit borrowings for fiscal years 1997, 1996 and 1995 was $11,730,000, $14,051,000 and $8,868,000, respectively, with related weighted average interest rates of 9.5%, 9.8% and 10.5% in fiscal 1997, 1996 and 1995, respectively. The average excess availability under the line was $9,056,000, $6,757,000, and $11,883,000 for fiscal years
      1997, 1996 and 1995, respectively. Borrowings are secured by substantially all of the current assets of the Company and general intangibles. A non-use fee of .5% per annum is payable monthly on the unused portion of the facility, and a servicing fee is payable quarterly during the term of the agreement. Additional fees are due upon early termination of the agreement.

      The current financing agreement contains certain restrictions, including limitations on annual cumulative capital expenditures and additional borrowings and prohibition from paying dividends.

      The agreement does not contain any covenants regarding net income, net worth, working capital or cash flow nor does it require the Company to reduce borrowings to zero during the year.

      Notes payable consists of:

                                                           JANUARY 31,   FEBRUARY 1,
                                                              1998          1997
Payments to be made to prepetition unsecured creditors$     1,800,000    $3,593,728
Secured term note, interest at 7%                                  --       426,555
Other notes payable, due in 1998                              300,201       516,773
                                                           ----------    ----------

                                                           $2,100,201    $4,537,056
                                                           ==========    ==========


      Under the Plan, and subsequent agreements between the Company and its Creditor Committee, the Company escrowed principal and interest of $1,967,000 in fiscal 1997 and disbursed that amount to its unsecured creditors in March 1998. The remaining obligation is payable in $200,000 installments at the end of April, July and October 1998 and a final payment of $1,200,000 on January 31, 1999. The unpaid balances bear interest at 12%. This obligation is secured by an interest in the Company's distribution center.

G.    LEASES

      The Company has entered into numerous long-term lease agreements classified as both capital and operating leases. These leases relate to retail store locations, the distribution center, corporate headquarters, and furniture, fixtures and equipment. The leases expire on various dates through the year 2016 with most of the leases containing renewal options. Certain retail store leases contain provisions for additional rent based on varying percentages of sales.

      Total rental expense related to all operating leases (including those with terms less than one year) is as follows:

                                                     YEARS ENDED
                                    --------------------------------------------
                                    JANUARY 31,      FEBRUARY 1,      FEBRUARY 3,
                                       1998             1997             1996
Minimum rentals                     $9,416,881       $9,432,296       $8,583,986
Contingent rentals                          --           20,088           18,201
                                    ----------       ----------       ----------

                                    $9,416,881       $9,452,384       $8,602,187
                                    ==========       ==========       ==========

      Following is a summary of capitalized leased assets included in property, buildings and equipment:

                                                 JANUARY 31,        FEBRUARY 1,
                                                    1998               1997
Buildings and improvements                      $ 19,280,119       $ 19,280,119
Furniture, fixtures and equipment                    251,450            251,450
                                                ------------       ------------
                                                  19,531,569         19,531,569
Less accumulated depreciation                    (14,828,992)       (14,122,614)
                                                ------------       ------------

                                                $  4,702,577       $  5,408,955
                                                ============       ============


      Future minimum lease payments under capitalized and operating leases with rental terms of more than one year as of January 31, 1998, are as follows:

FISCAL YEAR                                               CAPITAL        OPERATING
1998                                                   $  2,384,027     $  7,257,712
1999                                                      2,017,708        6,537,203
2000                                                      1,965,814        5,949,886
2001                                                      1,920,439        5,370,848
2002                                                      1,781,689        5,345,291
After 2003                                                6,817,009       27,404,014
                                                       ------------     ------------

Total minimum lease payments                             16,886,686     $ 57,864,954
                                                                        ============
Less estimated executory costs                             (238,150)
                                                       ------------

Net minimum lease payments under capitalized leases      16,648,536
Less amount representing interest                        (7,389,587)
                                                       ------------

Present value of net minimum lease payments               9,258,949
Less current portion                                      1,273,386
                                                       ------------

Long-term obligation                                   $  7,985,563
                                                       ============


      Minimum payments have not been reduced by minimum sublease rentals of $2,040,385 due in the future under non-cancelable subleases.

      The Company currently leases five of its retail store locations, its corporate headquarters and two additions to its distribution center from organizations owned in whole or in part by certain stockholders of the Company. During fiscal years 1997, 1996 and 1995 the Company paid $3,120,920, $3,109,862 and $2,915,243, respectively, to these related organizations under the terms of the leases.

H.    INCOME TAXES

      In fiscal 1997, 1996 and 1995 taxable losses were incurred which increased the Company's net operating loss carryforwards. No tax benefit for these losses were recorded due to the uncertainty of the realization of such benefit.

      Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes, and (b) operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's net deferred tax position as of January 31, 1998 and February 1, 1997 are as follows:

                                                    JANUARY 31,      FEBRUARY 1,
                                                       1998             1997
Accruals and other reserves                        $    689,558     $    677,502
Rejected leases                                         157,294          269,114
Capitalized inventory costs                             544,000          719,335
Fixed assets                                            (52,508)        (108,508)
Capital leases                                        1,923,148        1,797,589
Net operating loss and tax credit carryforwards       9,679,231        9,188,942
Valuation reserve                                   (12,940,723)     (12,543,974)
                                                   ------------     ------------

Net deferred asset                                 $         --     $         --
                                                   ============     ============


      On January 31, 1998 the Company has net operating loss carryforwards of approximately $28,468,000 which expire through 2012. The valuation reserve provided will be recorded as a reduction in income tax expense in future periods if realization of the future deductions becomes more likely than not.

I.    UNUSUAL ITEMS

      Unusual items are comprised of the following:

Gain on sale of store leasehold, net                                  $ 723,000
Gain on bulk sale of shoe inventory, net                                 15,501
Severance and workforce reduction costs                                (248,152)
                                                                      ---------

           Net gain                                                   $ 490,349
                                                                      =========


      During fiscal 1997, the Company sold the leasehold on its Lawrence, Kansas store to another retailer. The lease on the store was an operating lease. The gain on the sale represents the cash received of $850,000, less the direct costs of closing the store.

      During the fourth quarter of fiscal 1997, the Company entered into an agreement to lease its shoe business to a third party. Under the agreement, the third party purchased all of the shoe inventory and fixtures, assumed responsibility for all shoe department employees and will pay the Company a percentage of all ongoing shoe sales. The fees received under the agreement are reflected as license fees in the statement of operations. The term of the agreement is three years with mutual options to renew. The gain on the bulk sale of shoes and fixtures represents cash received of $2,348,470 less the LIFO cost of the shoes and the cost of fixtures. Had the Company accounted for inventory on the FIFO method, the bulk sale of the shoe inventory would have resulted in a loss of $694,499.

      During fiscal 1997, the Company reduced its workforce at its Corporate office and distribution center. All of the costs associated with the reduction were either paid or accrued at year end.

J.    EMPLOYMENT BENEFITS AND CONTRACTS

      The Company offers a 401(k) thrift savings plan that allows employees to defer a percentage of their income by making pretax contributions to the savings plan. Matching contributions made by the Company are determined by the Board of Directors in accordance with plan provisions. During fiscal years 1997 and 1996, $104,709 and $91,409, respectively, was contributed to the plan, while no contributions were made to the plan in fiscal year 1995.

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

      Employment agreements with certain members of management allowed them to receive up to 3,600,000 new Series A shares if certain cash flow goals were achieved, of which 3,060,000 shares were issued. During 1996 the management members covered by these employment agreements resigned. In connection with the resignation of one of these management members, the Company purchased 2,565,000 shares of the executive's stock at its estimated fair value of $225,720.

      Should the Company fulfill its minimum obligation to the unsecured creditors under the Plan, the Company and the former preferred shareholder's designee has the option to purchase all or a portion of the Series B option common stock, issued to unsecured creditors, at fair value of the stock on the date the final creditor obligation is paid, less the amount of any excess cash that has been paid to the unsecured creditors during the term of the Plan. As of January 31, 1998 there is no excess cash paid to the unsecured creditors.

      STOCK OPTION PLANS - Stock option plans established in 1997 provide for granting up to 1,900,000 options to employees for purchase of Series A Common Stock at prices equal to fair market value at the date of the grant. Options become exercisable 20% per year for some employees, or one year after grant for other employees, and expire ten years from date of grant or upon termination of employment. The changes in outstanding stock options are summarized below:

                                                         GRANT          AVERAGE
                                                         PRICE         REMAINING
                                        OPTIONS        PER SHARE         LIFE
Balance, February 1, 1997                     --           --

Granted                                 $869,000         0.051
Exercised                                     --           --
Forfeited                               $ 85,000         0.051
                                        --------         -----

Balance, January 31, 1998               $784,000         0.051         9.5 years
                                        ========         =====         =========

      No compensation expense has been recorded for the Company's stock option plans. Had compensation expense been determined based on the fair value at the grant dates consistent with the method of FASB Statement No. 123, Accounting for Stock-Based Compensation, the Company's net loss and net loss per share would have been the same as is currently reported.

      For purposes of FASB No. 123, the fair value of the options are estimated on the grant date using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 6%, expected lives of five years; no expected dividends or volatility.

      EARNINGS PER SHARE - The following table provides a reconciliation between basic and diluted weighted average shares outstanding:

                                         1997            1996            1995
Weighted average shares
  outstanding - basic                 26,895,000      27,300,000      27,720,000
Common share equivalents                      --              --              --
                                      ----------      ----------      ----------
Weighted average shares
  outstanding - diluted               26,895,000      27,300,000      27,720,000
                                      ==========      ==========      ==========

L.    QUARTERLY FINANCIAL DATA (UNAUDITED)

      Summarized quarterly financial information for fiscal 1997 and 1996 is as follows (in thousands, except percentages and per share amounts):

                                                               QUARTER
                                 --------------------------------------------------------------------
FISCAL 1997                         FIRST         SECOND         THIRD         FOURTH        TOTAL
Net sales                        $  36,603      $  43,448      $  51,123     $  62,110     $ 193,284
Gross profit                     $  12,648      $  15,411      $  18,303     $  22,099     $  68,461
Gross profit percent                  34.6%          35.5%          35.8%         35.6%         35.4%
Income (loss) from operations    $  (3,042)     $    (986)     $     881     $   4,899     $   1,752
Income (loss) before
  extraordinary item             $  (3,787)     $  (1,748)     $     137     $   4,374     $  (1,024)
Net income (loss)                $  (3,787)     $  (1,748)     $     137     $   4,374     $  (1,024)

Basic and diluted income
  (loss) per share               $   (0.14)     $   (0.07)     $    0.01     $    0.16     $   (0.04)

Comparable store sales                 (12)%           (4)%            1%           10%            0%


      Fourth quarter fiscal 1997 income was positively impacted in the amount of $606,232 as a result of the year end calculation of the LIFO credit exceeding estimates made at the end of the third quarter.

Fourth quarter fiscal 1996 income was positively impacted by a LIFO credit recorded in the amount of $1,222,229 related to the year end calculation of LIFO. Through the first three quarters, the Company had projected a LIFO expense would be recorded. In addition, during the fourth quarter of fiscal 1996 the Company recorded an extraordinary benefit for a change in estimate of the liability due to the creditors of $2,123,096.

SHAREHOLDER INFORMATION

STOCK TRANSFER AGENT

Boston EquiServe (c/o BankBoston, Boston EquiServe, P.O. Box 8040, Boston, MA 02266-8040) serves as transfer agent and registrar for both series of the Company's common stock. Certificates to be transferred should be mailed directly to the transfer agent, preferably by registered mail.

SHAREHOLDERS

The Company's sole class of equity securities, common stock, consists of 30,000,000 shares on a fully diluted basis and is divided into two series, the Series A Common Stock and the Series B Option Common Stock. As of March 30, 1998, 19,080,000 shares of Series A Common Stock were issued, of which 16,515,000 were outstanding and held of record by a single shareholder, and 10,200,000 shares of Series B Option Common Stock were issued and outstanding and held of record by 790 shareholders.

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